SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326 -50

Public Company - CVM 1431-1

www.copel.com      copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

(Re-release)

March 2008

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of March 31, 2008 and December 31, 2007
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			31/03/2008	31/12/2007	31/03/2008	31/12/2007

1	TOTAL ASSETS		9,135,852	9,061,992	12,555,438	12,473,208
1.01	CURRENT ASSETS		735,902	838,553	3,160,301	3,288,376
1.01.01	Cash in hand	3	85,344	56,186	1,505,720	1,540,871
1.01.02	Receivables		650,558	782,367	1,607,782	1,695,310
1.01.02.01	Customers		-	-	1,028,024	1,026,852
1.01.02.01.01	Customers and distributors	4	-	-	1,099,995	1,089,694
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(80,492)	(71,592)
1.01.02.01.03	Services to third parties, net		-	-	8,521	8,750
1.01.02.02	Other Receivables		650,558	782,367	579,758	668,458
1.01.02.02.01	Dividends receivable	6	580,225	700,225	5,783	2,767
1.01.02.02.02	Service in progress		-	-	50,356	51,343
1.01.02.02.03	CRC transferred to State Government	7	-	-	41,386	40,509
1.01.02.02.04	Taxes and social contribution	8	69,739	79,328	232,066	281,565
1.01.02.02.05	Account for Compensation of Portion A	9	-	-	72,029	67,614
1.01.02.02.06	Other regulatory assets	10	-	-	17,186	17,186
1.01.02.02.07	Collaterals and escrow deposits	11	440	2,806	106,716	145,161
1.01.02.02.08	Other receivables	12	154	8	54,236	62,313
1.01.03	Inventories		-	-	46,799	52,195
1.02	NON-CURRENT ASSETS		8,399,950	8,223,439	9,395,137	9,184,832
1.02.01	Long-Term Receivables		799,352	956,375	2,002,157	1,977,832
1.02.01.01	Sundry Receivables		166,169	160,442	2,002,157	1,977,832
1.02.01.01.01	Customers and distributors	4	-	-	124,524	139,125
1.02.01.01.02	Provision for doubtful accounts	5	-	-	(10,103)	(11,469)
1.02.01.01.03	Services to third parties		-	-	7,109	7,251
1.02.01.01.04	CRC transferred to State Government	7	-	-	1,224,266	1,209,853
1.02.01.01.05	Taxes and social contribution	8	131,388	125,712	472,613	449,653
1.02.01.01.06	Account for Compensation of Portion A	9	-	-	16,987	25,478
1.02.01.01.07	Other regulatory assets	10	-	-	5,729	5,729
1.02.01.01.08	Collaterals and escrow deposits	11	-	-	22,142	22,423
1.02.01.01.09	Judicial deposits	13	34,781	34,730	130,407	121,340
1.02.01.01.10	Other Receivables	12	-	-	8,483	8,449
1.02.01.02	Receivables from Related Parties	14	633,183	795,933	-	-
1.02.01.02.01	From subsidiaries		633,183	795,933	-	-
1.02.02	Permanent Assets		7,600,598	7,267,064	7,392,980	7,207,000
1.02.02.01	Investments	15	7,600,598	7,267,064	445,863	256,809
1.02.02.01.01	Equity in investees		-	-	389,925	204,305
1.02.02.01.02	Equity in investees - goodwill		-	-	4,783	1,791
1.02.02.01.03	Equity in subsidiaries		7,562,424	7,228,890	-	-
1.02.02.01.04	Equity in subsidiaries - goodwill		-	-	-	-
1.02.02.01.05	Other		38,174	38,174	51,155	50,713
1.02.02.02	Property, Plant, and Equipment	16	-	-	6,829,317	6,832,379
1.02.02.03	Intangible Assets	17	-	-	112,652	112,585
1.02.02.04	Deferred Assets		-	-	5,148	5,227

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheet – Liabilities

As of March 31, 2008 and December 31, 2007
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			31/03/2008	31/12/2007	31/03/2008	31/12/2007

2	TOTAL LIABILITIES		9,135,852	9,061,992	12,555,438	12,473,208
2.01	CURRENT LIABILITIES		437,672	486,006	1,821,922	1,940,593
2.01.01	Loans and financing	18	12,224	20,223	80,614	92,684
2.01.02	Debentures	19	140,755	168,599	143,985	171,827
2.01.03	Suppliers	20	867	1,132	454,376	366,510
2.01.04	Taxes, fees, and contributions	8	35,907	51,818	272,053	375,426
2.01.05	Dividends payable		247,752	244,023	260,540	252,362
2.01.06	Accrued payroll costs	21	125	162	136,279	146,119
2.01.08	Other		42	49	474,075	535,665
2.01.08.01	Post-employment benefits	22	9	23	17,655	42,286
2.01.08.02	Account for Compensation of Portion A	9	-	-	104,368	143,436
2.01.08.03	Other regulatory liabilities	10	-	-	45,800	46,476
2.01.08.04	Customer charges due	23	-	-	33,561	32,722
2.01.08.05	R & D and Energy Efficiency	24	-	-	191,211	185,280
2.01.08.06	Other accounts payable	25	33	26	81,480	85,465
2.02	NON-CURRENT LIABILITIES		1,206,491	1,339,809	3,010,728	3,064,911
2.02.01	Long-Term Liabilities		1,206,491	1,339,809	2,935,734	3,064,319
2.02.01.01	Loans and financing	18	399,149	400,032	820,208	835,268
2.02.01.02	Debentures	19	600,000	733,360	869,476	1,002,674
2.02.01.03	Provisions for contingencies	26	207,342	206,417	521,061	514,270
2.02.01.06	Other		-	-	724,989	712,107
2.02.01.06.01	Suppliers	20	-	-	195,340	190,394
2.02.01.06.02	Taxes and social contributions	8	-	-	16,420	19,317
2.02.01.06.03	Post-employment benefits	22	-	-	478,184	454,411
2.02.01.06.04	Account for Compensation of Portion A	9	-	-	15,215	22,330
2.02.01.06.05	Other regulatory liabilities	10	-	-	13,095	18,935
2.02.01.06.06	Other payables	25	-	-	6,735	6,720
2.02.02	Income from future years		-	-	74,994	592
2.03	MINORITY INTEREST		-	-	231,099	231,527
2.04	SHAREHOLDERS' EQUITY		7,491,689	7,236,177	7,491,689	7,236,177
2.04.01	Paid-In Share Capital	27	4,460,000	4,460,000	4,460,000	4,460,000
2.04.02	Capital Reserves		838,340	838,340	838,340	838,340
2.04.04	Income Reserves		1,937,837	1,937,837	1,937,837	1,937,837
2.04.04.01	Legal reserves		323,653	323,653	323,653	323,653
2.04.04.02	Retained earnings		1,614,184	1,614,184	1,614,184	1,614,184
2.04.05	Accrued Earnings		255,512	-	255,512	-

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Income

For the three-month periods ended on March 31, 2008 and 2007
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			31/03/2008	31/03/2007	31/03/2008	31/03/2007
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	28	-	-	1,989,579	1,867,826
3.01.01	Power sales to final customers		-	-	718,669	626,482
3.01.02	Power sales to distributors		-	-	316,616	299,893
3.01.03	Use of the power grid		-	-	850,237	852,564
3.01.04	Telecommunications revenues		-	-	17,594	15,106
3.01.05	Distribution of piped gas		-	-	59,491	57,589
3.01.06	Other operating revenues		-	-	26,972	16,192
3.02	DEDUCTIONS FROM GROSS REVENUES	29	-	-	(675,021)	(621,421)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	1,314,558	1,246,405
3.04	COST OF SALES AND/OR SERVICES	30	-	-	(866,699)	(700,331)
3.04.01	Power purchased for resale		-	-	(443,499)	(279,879)
3.04.02	Charges for the use of the power grid		-	-	(105,767)	(130,676)
3.04.03	Payroll		-	-	(105,970)	(96,391)
3.04.04	Pension and healthcare plans		-	-	(16,103)	(14,747)
3.04.05	Materials and supplies		-	-	(9,934)	(11,154)
3.04.06	Raw materials and supplies for power generation		-	-	(5,013)	(3,258)
3.04.07	Natural gas and supplies for the gas business		-	-	(31,791)	(27,508)
3.04.08	Third-party services		-	-	(45,440)	(32,107)
3.04.09	Depreciation and amortization		-	-	(95,907)	(98,891)
3.04.10	Expense recovery		-	-	9,812	8,077
3.04.11	Other costs		-	-	(17,087)	(13,797)
3.05	RESULT OF OPERATIONS		-	-	447,859	546,074
3.06	OPERATING EXPENSES/REVENUES		249,834	268,384	(58,023)	(107,496)
3.06.01	From sales	30	-	-	(15,126)	25,805
3.06.02	General and administrative expenses/revenues	30	(2,230)	(2,699)	(53,884)	(71,169)
3.06.03	Financial Expenses/Revenues	31	(13,597)	(32,459)	34,090	(31,985)
3.06.03.01	Financial revenues		17,585	19,022	106,603	86,736
3.06.03.02	Financial expenses		(31,182)	(51,481)	(72,513)	(118,721)
3.06.05	Other Operating Expenses	30	(873)	(7,560)	(33,193)	(34,317)
3.06.06	Result of equity in subsidiaries and investees	32	266,534	311,102	10,090	4,170
3.06.06.01	Equity in subsidiaries and investees		266,534	311,093	10,090	4,161
3.06.06.02	Interests in other companies		-	9	-	9
3.07	OPERATING INCOME (LOSSES)		249,834	268,384	389,836	438,578
3.08	NON-OPERATING INCOME (LOSSES)		1	87	(860)	(2,530)
3.08.01	Revenues		1	87	1,691	124
3.08.02	Expenses		-	-	(2,551)	(2,654)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		249,835	268,471	388,976	436,048
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	34	-	-	(122,909)	(162,164)
3.11	DEFERRED INCOME TAX	34	5,677	14,491	(6,475)	11,121
3.14	MINORITY INTEREST		-	-	(4,080)	(2,043)
3.15	NET INCOME FOR THE PERIOD		255,512	282,962	255,512	282,962

	NET INCOME PER SHARE (2008) AND PER LOT OF
	ONE THOUSAND SHARES (2007)		0.9337	1.0340

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Changes in Shareholders’ Equity

     For the year ended on December 31, 2007 and
for the quarters ended on March 31, 2008 and 2007 (In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

Net income for the period	-	-	-	-	282,962	282,962

Balance as of March 31, 2007	3,875,000	817,293	268,323	1,415,654	282,962	6,659,232

Share capital increase	585,000	-	-	(585,000)	-	-
Tax incentives	-	21,047	-	-	-	21,047
Net income for the period	-	-	-	-	823,648	823,648
Allocation proposed at the GSM:
Legal reserve	-	-	55,330	-	(55,330)	-
Interest on capital	-	-	-	-	(200,000)	(200,000)
Dividends	-	-	-	-	(67,750)	(67,750)
Investment reserve	-	-	-	783,530	(783,530)	-

Balance as of December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

Net income for the period	-	-	-	-	255,512	255,512

Balance as of March 31, 2008	4,460,000	838,340	323,653	1,614,184	255,512	7,491,689

The accompanying notes are an integral part of these quarterly financial statements.

     NOTES TO THE QUARTERLY INFORMATION
As of March 31, 2008
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: COPEL Generation and Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships.

On November 30, 2007, COPEL Transmission was split and incorporated by COPEL Generation and Transmission and by COPEL Distribution.

COPEL Generation and Transmission holds a 51% interest in Consórcio Energético Cruzeiro do Sul and, in September 2007, it acquired a controlling interest in Centrais Eólicas do Paraná Ltda. (Note 15c.e).

The companies controlled by COPEL Corporate Partnerships are: Companhia Paranaense de Gás – Compagas, ELEJOR – Centrais Elétricas do Rio Jordão S.A., COPEL Enterprises, UEG Araucária Ltda. and, as of January 2008, Dominó Holdings S.A. (Note 15.d).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year which ended on December 31, 2007. This agreement was extended for six months, until June 30, 2008, and may be extended for another 6 months, by mutual agreement.

2 Presentation of the Quarterly Information

The information featured in this report is in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), including CVM Instruction no. 469/2008.

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the investees listed in Note 1.

The financial statements of Dominó Holdings S.A. have been consolidated into COPEL’s statements as of this quarter, proportionally to COPEL Corporate Partnerships’ 45% interest in the company.

Expenditures in connection with Consórcio Cruzeiro do Sul are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

The balance sheets of the wholly-owned subsidiaries (consolidated with those of the companies in which they have a controlling interest) are featured in Note 37, and their statements of income are featured in Note 38, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated quarterly statements effectively represent the balances of transactions with third parties.

All subsidiaries follow the accounting practices adopted by COPEL, and the main accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2007.

The dates of the financial statements of investees, which have been used for the calculation of equity in their results and for consolidation purposes, coincide with those of the Parent Company.

For purposes of comparison, in item Taxes and Social Contribution of the Company’s consolidated balance sheet as of December 31, 2007, R$ 125,966 in taxes which had been offset between current assets and liabilities were reverted, and R$ 12,775 were offset between long-term assets and liabilities.

In COPEL’s consolidated statement of income, R$ 770,809 in connection with the rate for the use of the distribution system (TUSD) were reclassified from Power Supply to Final Customers to Use of the Power Grid, under Gross Revenues from Sales and/or Services.

As supplemental information, the Statement of Added Value is included under "Other Information Deemed Material by the Company” herein.

Re-release of the Quarterly Information

COPEL has decided to spontaneously re-release the quarterly information for the quarter ended on March 31, 2008, in order to include additional information due to the fact that, as of May 7, 2008, the Company's stock is now traded on Level 1 of the Special Corporate Governance Practices portfolio of the São Paulo Stock Exchange – BOVESPA. Thus, the main changes made to the present edition of this Report are: (i) statements of cash flows have been moved from “Other Information Deemed Material by the Company” to Note 40, and (ii) tables containing the list of shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float have been included under “Other Information Deemed Material by the Company”.

3 Cash in Hand

.
	Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Cash and banks	631	660	35,332	194,208
Financial investments
Federal banks	84,713	55,526	1,465,906	1,343,378
Private banks	-	-	4,482	3,285
	84,713	55,526	1,470,388	1,346,663

	85,344	56,186	1,505,720	1,540,871

Most of the financial investments of the Company and of its subsidiaries have been made in official state-owned financial institutions, comprising mostly fixed income securities tied to federal bonds, bearing an average yield of 100% the Interbank Deposit Certificate rate. These investments can be redeemed at any time, without the loss of any accrued earnings.

4 Consumers and Distributors

	Not yet	Overdue for	Overdue for	Consolidated
	due	up to 90 days	over 90 days	Total

				31.03.2008	31.12.2007
Consumers
Residential	88,199	75,769	4,462	168,430	157,698
Industrial	101,492	21,776	43,215	166,483	170,828
Commercial	62,683	25,183	8,477	96,343	93,099
Rural	13,061	6,327	291	19,679	18,271
Public agencies	15,088	12,013	5,265	32,366	27,161
Public lighting	11,551	1,915	280	13,746	12,174
Public services	10,827	613	1,107	12,547	12,568
Unbilled	146,699	-	-	146,699	143,921
Energy installment plan	81,697	5,943	10,536	98,176	96,772
Energy installment plan - long-term	106,063	-	-	106,063	118,032
Low income customer rates	81,117	-	-	81,117	99,417
Penalties on overdue bills	4,140	4,934	5,084	14,158	13,230
State Government-"Luz Fraterna" Program	2,179	7,171	7,494	16,844	9,785
Red. of rate for use of distribution system	4,344	-	-	4,344	2,969
Red. of rate for use of dist. system - LT	1,250	-	-	1,250	1,779
Gas supply	14,956	281	694	15,931	15,985
Other receivables	10,449	3,280	2,050	15,779	18,464
Other receivables - long-term	3,004	-	-	3,004	55
	758,799	165,205	88,955	1,012,959	1,012,208
Distributors
Bulk supply
Bulk supply - CCEE (Note 33)	157	-	105	262	7,158
Power auction	86,430	-	-	86,430	86,914
Bilateral agreements	52,080	-	-	52,080	49,186
Reimbursement to generators	892	-	-	892	1,492
Reimbursement to generators - long-term	10,580	-	-	10,580	12,004
Contracts with small utilities	8,794	-	-	8,794	6,522
Short-term bulk supply	-	-	126	126	126
	158,933	-	231	159,164	163,402
Charges for use of power grid
Power grid	16,637	41	2,308	18,986	16,507
Basic Network	29,467	6	197	29,670	29,335
Basic Network - long-term	3,627	-	-	3,627	7,255
Connection grid	93	20	-	113	112
	49,824	67	2,505	52,396	53,209

	967,556	165,272	91,691	1,224,519	1,228,819

31.03.2008	Current total 843,032	165,272	91,691	1,099,995
	Long-term total 124,524	-	-	124,524

31.12.2007	Current total 864,450	152,465	72,779		1,089,694
	Long-term total 139,125	-	-		139,125

5 Provision for Doubtful Accounts

After review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /	Reversal of
	Consolidated	(reversals)	write-offs	Consolidated

	31.12.2007			31.03.2008
Consumers and distributors
Residential	16,268	2,793	2	19,063
Industrial	41,941	3,423	-	45,364
Commercial	8,454	1,312	3	9,769
Rural	38	51	-	89
Public agencies	1,725	825	-	2,550
Public lighting	146	3	-	149
Public services	288	389	-	677
Utilities	2,726	-	105	2,831
Utilities - long-term	11,469	(1,366)	-	10,103
Gas supply	6	(6)	-	-

	83,061	7,424	110	90,595

	Current total 71,592	8,790	110	80,492
	Long-term total 11,469	(1,366)	-	10,103

6 Dividends Receivable

	Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Investees and subsidiaries (Note 14)
COPEL Generation and Transmission	384,688	504,688	-	-
COPEL Distribution	178,300	178,300	-	-
COPEL Corporate Partnerships	17,237	17,237	-	-
Dominó Holdings S.A.	-	-	-	2,159
Foz do Chopim Energética Ltda.	-	-	-	608
Cia. Paranaense de Saneamento - Sanepar	-	-	5,783	-

	580,225	700,225	5,783	2,767

7 CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of long-term installments:

	.
	Consolidated

	31.03.2008	31.12.2007
2009	33,342	43,203
2010	47,035	46,077
2011	50,164	49,141
2012	53,500	52,409
2013	57,058	55,895
2014	60,852	59,612
2015	64,899	63,576
2016	69,215	67,805
2017	73,819	72,314
2018	78,728	77,123
2019	83,964	82,252
2020	89,548	87,722
2021	95,503	93,556
After 2021	366,639	359,168

	1,224,266	1,209,853

b) Changes in the CRC balance:

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of December 31, 2006	35,205	1,158,898	1,194,103
Interest and fees (Note 31)	19,227	-	19,227
Monetary variation (Note 31)	21	10,181	10,202
Transfers	9,221	(9,221)	-
Amortization	(27,817)	-	(27,817)
As of March 31, 2007	35,857	1,159,858	1,195,715
Interest and fees	56,835	-	56,835
Monetary variation	1,846	79,416	81,262
Transfers	29,421	(29,421)	-
Amortization	(83,450)	-	(83,450)
As of December 31, 2007	40,509	1,209,853	1,250,362
Interest and fees (Note 31)	20,128	-	20,128
Monetary variation (Note 31)	63	25,111	25,174
Transfers	10,698	(10,698)	-
Amortization	(30,012)	-	(30,012)
As of March 31, 2008	41,386	1,224,266	1,265,652

8 Taxes and Social Contribution

	Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Current assets
Deferred IRPJ/CSLL (a)	3,356	3,354	84,519	112,253
IRPJ/CSLL to be offset (b)	66,383	75,974	125,864	146,054
ICMS (VAT) to be offset	-	-	18,800	20,511
PIS/Pasep and Cofins taxes to be offset	-	-	1,732	1,333
Other taxes to be offset	-	-	1,151	1,414
	69,739	79,328	232,066	281,565
Long-term receivables
Deferred IRPJ/CSLL (a)	126,863	121,187	420,923	400,592
IRPJ/CSLL to be offset (b)	4,525	4,525	4,525	4,525
ICMS (VAT) to be offset	-	-	47,165	44,536
ICMS preliminary injunction for judicial deposit	-	-	-	-
	131,388	125,712	472,613	449,653
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	26,632	24,664
IRPJ/CSLL payable	-	-	46,040	124,633
ICMS (VAT) payable	-	-	129,891	126,322
PIS/Pasep and Cofins payable	-	8,845	29,546	37,628
REFIS Installments (c)	35,068	35,068	35,068	35,068
Income tax withheld on interest on capital	-	6,851	-	21,194
Other taxes	839	1,054	4,876	5,917
	35,907	51,818	272,053	375,426
Long-term liabilities
Deferred IRPJ/CSLL (a)	-	-	16,420	19,317
	-	-	16,420	19,317

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred tax credits have been recorded as follows:

	Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Current assets
Pension and healthcare plans	-	-	12,900	26,928
Tax losses	3,175	3,175	3,176	3,176
Passive CVA	-	-	35,485	48,768
Temporary additions	181	179	32,958	33,381
	3,356	3,354	84,519	112,253
Long-term receivables
Pension and healthcare plans	-	-	152,797	138,990
Tax losses and negative tax basis	13,970	8,591	25,587	20,324
Temporary additions:	-	-	-	-
Provisions for contingencies (labor,
tax, and judicial)	90,454	91,760	155,468	169,782
Provision for doubtful accounts	1,839	1,839	35,473	32,287
REFIS/FINAN provision	14,805	13,689	14,805	13,689
Provisions for regulatory liabilities	-	-	-	5,670
Provision for effects of network charges	-	-	4,964	6,923
Amortization of goodwill	5,120	5,101	18,512	12,720
Other	675	207	13,317	207
	126,863	121,187	420,923	400,592
(-) Current liabilities
Active CVA	-	-	21,154	19,654
Surplus power	-	-	1,477	1,009
Temporary exclusions	-	-	4,001	4,001
	-	-	26,632	24,664
(-) Long-term liabilities
Active CVA	-	-	4,655	7,543
Surplus power	-	-	425	605
Temporary exclusions	-	-	11,340	11,169
	-	-	16,420	19,317

	130,219	124,541	462,390	468,864

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
.	amount	amount	amount	amount	amount	amount

2008	3,354	1,791		92,191	32,797
2009	-	-	108	-	-	22,296
2010	-	-	192	-	-	26,804
2011	-	-	934	-	-	23,554
2012	-	-		-	-	15,342
2013	-	-		-	-	13,700
After 2013	-	-	128,985	-	-	360,694

	3,354	1,791	130,219	92,191	32,797	462,390

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2008, in April 2009.

b) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and to corporate income tax (IRPJ) and social contribution on net income (CSLL) amounts levied on actual income, with the option of monthly payments based on estimates, during the period.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s awareness, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

Meanwhile, COPEL filed a lawsuit disputing the SRF's claims, which, in the Company's understanding, where wrongly included in REFIS I. The SRF recognized the rights of COPEL, which won the lawsuit. Thus, the new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid. The INSS, however, reincluded in the PAEX account the amounts of interest which had been fully settled under REFIS I, in the amount of R$ 35,000. Nevertheless, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Thus, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

9 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binacional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; System Service Charges (ESS); Energy Development Account (CDE) quota; costs for purchase of power; and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

ANEEL granted COPEL Distribution an average readjustment of -1.22% to its rates for sales to final customers, effective June 24, 2007. Out of this total, 2,24% correspond to the rate review index, and -3,46% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting at that time to R$ 146,393, and is made up of two installments: CVA for rate year 2006-2007, in the amount of R$ 92,985 and CVA balance from the previous year to be offset, in the amount of R$ 53,408.

COPEL expects that the amounts classified as long-term will be recovered in up to two years.

a) Breakdown of the balances of the Account for Compensation of Portion A (CVA):

	Current		Long-term
Consolidated	assets		receivables

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Recoverable Portion A variations, 2007 rate review
Fuel Consumption Account - CCC	934	1,869	-	-
Charges for use of trans.sys. (Basic Network)	-	-	-	-
Power purchased for resale (Itaipu)	11,144	22,289	-	-
Charges for system services - ESS	3,541	7,082	-	-
Energy Development Account - CDE	3,063	6,125	-	-
Incentives to Alternative Energy Sources - Proinfa	2,280	4,560	-	-
Transport of purchased power (Itaipu)	106	211	-	-
	21,068	42,136	-	-
Recoverable Portion A variations, 2008 rate review
Fuel Consumption Account - CCC	10,476	5,659	3,492	5,659
Charges for use of trans.sys. (Basic Network)	13,005	4,074	4,335	4,074
Power purchased for resale (Itaipu)	18,527	12,309	6,175	12,309
Charges for system services - ESS	655	372	218	372
Energy Development Account - CDE	3,434	1,922	1,145	1,922
Incentives to Alternative Energy Sources - Proinfa	4,799	1,105	1,600	1,105
Transport of purchased power (Itaipu)	65	37	22	37
	50,961	25,478	16,987	25,478

	72,029	67,614	16,987	25,478

		Current		Long-term
Consolidated		liabilities		liabilities

31.03.2008		31.12.2007	31.03.2008	31.12.2007
Portion A variations subject to offsetting, 2007 rate review
Fuel Consumption Account - CCC	17,073	34,146	-	-
Charges for use of trans. syst. (Basic Network)	15,902	31,803	-	-
Power purchased for resale (CVA Energy)	27,077	54,155	-	-
Transport of purchased power (Itaipu)	501	1,002	-	-
	60,553	121,106	-	-
Portion A variations subject to offsetting, 2008 rate review
Fuel Consumption Account - CCC	1,506	855	502	855
Charges for use of trans. syst. (Basic Network)	2,089	1,186	697	1,186
Charges for system services - ESS	6,913	3,722	2,304	3,722
Power purchased for resale (CVA Energy)	33,127	16,511	11,652	16,511
Transport of purchased power (Itaipu)	180	56	60	56
	43,815	22,330	15,215	22,330

	104,368	143,436	15,215	22,330

b) Changes in the balances of deferred rate costs restated by the SELIC interest rate:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2007					31.03.2008
Assets
Fuel Consumption Account - CCC	13,187	2,325	(934)	324	-	14,902
Charges for use of trans. syst. (Basic Network)	8,148	8,868	-	324	-	17,340
Power purchased for resale (Itaipu)	46,907	(432)	(11,655)	1,026	-	35,846
Charges for system services - ESS	7,826	129	(3,742)	201	-	4,414
Energy Development Account - CDE	9,969	662	(3,214)	225	-	7,642
Incentives to Alternative Sources - Proinfa	6,770	4,096	(2,393)	206	-	8,679
Transport of purchased power (Itaipu)	285	14	(106)	-	-	193
	93,092	15,662	(22,044)	2,306	-	89,016
	Current 67,614	10,354	(22,044)	1,865	14,240	72,029
	Non-current 25,478	5,308	-	441	(14,240)	16,987
.
Liabilities
Fuel Consumption Account - CCC	35,856	298	(18,059)	986		19,081
Charges for use of trans. syst. (Basic Network)	34,175	414	(16,290)	389		18,688
Charges for system services - ESS	7,444	1,538	-	235		9,217
Power purchased for resale (CVA Energy)	87,177	10,756	(27,920)	1,843		71,856
Transport of purchased power (Itaipu)	1,114	124	(530)	33		741
	165,766	13,130	(62,799)	3,486	-	119,583
	Current 143,436	8,022	(62,799)	3,093	12,616	104,368
	Non-current 22,330	5,108	-	393	(12,616)	15,215

10 Other Regulatory Assets and Liabilities

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, is being offset over 24 months, starting July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribution to COPEL Transmission. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment share resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

These amounts, which shall be financially settled with the transmission utilities, will be taken into account in COPEL Distribution’s next rate review. COPEL expects that the amounts classified as long-term will be recovered in up to two years.

Consolidated balances as of March 31, 2008 are shown below:

		Non	Assets		Non	Liabilities
	Current	current	Total	Current	current	Total

COPEL Distribution
Connection point review adjustments	465	154	619	-	-	-
Basic network review adjustments	16,721	5,575	22,296	21,765	7,255	29,020
	17,186	5,729	22,915	21,765	7,255	29,020
COPEL Generation and Transmission
Basic network review adjustments	-	-	-	24,035	5,840	29,875

	17,186	5,729	22,915	45,800	13,095	58,895

11 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Current assets
Escrow deposits	440	2,806	106,716	145,161
	440	2,806	106,716	145,161
Long-term receivables
Collateral under STN agreement (Note 18.b)	-	-	22,142	22,423
	-	-	22,142	22,423

There are R$ 9,170 invested in Unibanco S.A., restated as of March 31, 2008 (R$ 9,272 as of December 31, 2007), yielding 98.5% of the variation of the DI rate, and another R$ 2,554, yielding 100% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 49,685 (as of March 31, 2008) invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Generation and Transmission.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

12 Other Receivables

		Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Current assets
Advance payments to employees	-	-	20,442	7,999
Use of the Araucária TPP's transmission system	-		7,724	5,327
Advance payments	-	-	7,044	8,121
Advance payments to suppliers	-	-	5,942	18,077
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Decommissioning in progress	-	-	3,824	1,962
Recoverable salaries of transferred employees	-	-	3,795	3,751
Disposal of property and rights	-	-	2,715	1,267
Global Reversal Reserve - RGR - Discrepancies	-	-	1,198	816
Advance payments for judicial deposits	147	-	1,176	565
Lease of Araucária Thermal Power Plant	-	-	-	14,223
Provision for doubtful accounts	(4,348)	(4,348)	(8,459)	(8,453)
Other receivables	7	8	4,487	4,310
	154	8	54,236	62,313
Long-term receivables
Compulsory loans	-	-	4,305	4,185
Disposal of property and rights	-	-	4,116	4,202
Advance payments	-	-	62	62
	-	-	8,483	8,449

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, refers to Onda and to an unrealizable amount mostly comprising wages of loaned employees.

13 Judicial Deposits

The balances of judicial deposits under long-term receivables are shown below:

		Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Civil:
Easements	-	-	10,601	10,515
Civil claims	-	-	16,245	15,269
Customer claims	-	-	2,548	2,508
	-	-	29,394	28,292
	.
Labor	-	-	64,187	56,656
	.
Tax	34,781	34,730	35,757	35,611
	.
Other judicial deposits	-	-	1,069	781

	34,781	34,730	130,407	121,340

Escrow deposits have been classified under Provisions for Contingencies and are detailed in Note 26.

14 Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Subsidiaries:
COPEL Generation and Transmission
Dividends receivable (Note 6)	384,688	504,688
	384,688	504,688	-	-
COPEL Distribution
Dividends receivable (Note 6)	178,300	178,300	-	-
Transferred financing - STN (a)	78,333	78,034	-	-
Loan agreement (b)	554,850	683,052	-	-
	811,483	939,386	-	-
COPEL Corporate Partnerships
Dividends receivable (Note 6)	17,237	17,237	-	-
	17,237	17,237	-	-
COPEL Enterprises
Loan agreement	-	34,847	-	-
	-	34,847	-	-

	1,213,408	1,496,158	-	-
Investees:
Dividends receivable (Note 6)
Dominó Holdings S.A.	-	-	-	2,159
Foz do Chopim Energética Ltda.	-	-	-	608
Cia. Paranaense de Saneamento - Sanepar	-	-	5,783	-
.	-	-	5,783	2,767

	1,213,408	1,496,158	5,783	2,767

Dividends receivable (Note 6)	580,225	700,225	5,783	2,767
Long-term receivables	633,183	795,933	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts have also been recorded under the Parent Company.

The remaining balance in the amount of R$ 78,333 (R$ 78,034 as of December 31, 2007) corresponds to a debt to the National Treasury (STN), transferred with the same interest and charges agreed by the Parent Company, which is featured as a receivable from COPEL Distribution and as loans and financing liability owed by the same subsidiary (note 18.b).

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution and due on March 1, 2007.

15 Investments

		Parent Company		Consolidated

	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Interests in investees (a)	-	-	389,925	204,305

Interests in investees - goodwill (b)
Sercomtel S.A. - Telecomunicações	-	-	511	1,568
Sercomtel Celular S.A.	-	-	78	223
Cia. Paranaense de Saneamento - Sanepar	-	-	4,194	-
	-	-	4,783	1,791
Interests in subsidiaries
COPEL Generation and Transmission	3,279,630	3,144,442	-	-
COPEL Distribution	2,777,736	2,663,911	-	-
COPEL Telecommunications	194,912	193,735	-	-
COPEL Corporate Partnerships	1,310,146	1,226,802	-	-
	7,562,424	7,228,890	-	-
Other investments
Amazon Investment Fund (FINAM)	30,013	30,013	30,013	30,013
FINAM - Nova Holanda	14,867	14,867	14,867	14,867
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Investco	7,903	7,903	7,903	7,903
Provision for losses on tax incentives	(26,801)	(26,801)	(26,801)	(26,801)
Consórcio Energético Cruzeiro do Sul (c)	-	-	6,844	6,450
Real estate for future service use	-	-	4,634	4,588
Other investments	2,322	2,322	3,825	3,823
	38,174	38,174	51,155	50,713

	7,600,598	7,267,064	445,863	256,809

a) Interests in investees

Shareholders' Equity			COPEL's	Consolidated
of investee (adjusted)			stake	Investment

Interests in investees	31.03.2008	31.12.2007	(%)	31.03.2008	31.12.2007
Dominó Holdings S.A. (d)	-	601,035	15.00	-	90,155
Sercomtel S.A. - Telecomunicações	184,518	182,562	45.00	83,033	82,153
Foz do Chopim Energética Ltda. (1)	48,467	45,718	35.77	17,337	16,353
Sercomtel Celular S.A.	16,116	19,464	45.00	7,253	8,759
Dona Francisca Energética S.A.	29,980	25,754	23.03	6,904	5,931
Copel Amec S/C Ltda. (1)	297	293	48.00	142	140
Carbocampel S.A. (1)	(122)	(115)	49.00	(59)	(56)
Advance payments for capital increase				1,059	1,059
Escoelectric Ltda. (1)	(3,121)	(3,374)	40.00	(838)	(1,390)
Advance payments for capital increase				1,025	1,025
Braspower International Engineering S/C Ltda. (1)	(408)	(407)	49.00	-	-
Advance payments for capital increase				176	176
Cia. Paranaense de Saneamento - Sanepar (2)	788,242	-	34.75	273,893	-

				389,925	204,305

(1) Unaudited by independent auditors
(2) Amount corresponding to 45% of the adjusted shareholders' equity

b) Interests in subsidiaries - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 511 and R$ 78, respectively, in the quarter. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 1,202 (R$ 1,057 and R$ 145) in the first quarter of 2008 and 2007. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill, which is being amortized over 15 years as of 1999, at the rate of R$ 135 a month, for a total of R$ 183, which is proportional to COPEL Enterprises' interest in the company. The basis for the deferral and the amortization of this goodwill is the prospect of future profitability of the company.

c) Consórcio Energético Cruzeiro do Sul

On November 28, 2006, at the Auction of Power from New Projects, Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Generation and Transmission (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 892,400 people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

The deadline for the commercial operation of the facility’s first generating unit is January 1, 2011.

Total estimated expenditures amount to R$ 991,283, as of October 2006, of which 51% (R$ 505,554) will be invested by COPEL Generation and Transmission, while the remaining 49% (R$ 485,729) will be invested by Eletrosul Centrais Elétricas S.A. The power from the Mauá Power Plant was sold at an ANEEL auction at the rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, is 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The project has been concluded and submitted to ANEEL review. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Preliminary License no. 9,589 by the Environmental Institute of Paraná (IAP) – an agency which reports to the State Environment and Water Resources Department, provided that around 70 environmental requirements covering the physical, biological, and socioeconomic aspects of the project are met prior to the issue of the Construction License.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2827/01, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of R$ 340,000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

d) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. On January 14, 2008, COPEL, through its wholly-owned subsidiary COPEL Corporate Partnerships, became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to income from future periods.

With this acquisition, COPEL Corporate Partnerships acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of income of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Adjusted balances as of 31.03.2008

	Full amounts	COPEL's stake (45%)

.
ASSETS	634,358	285,460
Current assets	16,378	7,370
Non-current assets	617,980	278,090
Long-term receivables	7	3
Permanent assets	617,973	278,087

LIABILITIES	634,358	285,460
Current liabilities	14,416	6,487
Shareholders' equity	619,942	278,973
.
STATEMENT OF INCOME
General and administrative expenses	(1,594)	(718)
Financial income (losses)	120	54
Result of equity in investees	19,764	8,894
Net income for the period	18,290	8,230

e) Centrais Eólicas do Paraná

The Company, through COPEL Corporate Partnerships, held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to income from future periods.

f) COPEL’s participation in the share capital of subsidiaries and investees

	Percentage of Share Capital Held

	Common	Preferred	Total	Paid-in Share Capital

Interests in investees				31.03.2008	31.12.2007
Dominó Holdings S.A.	15.00	0.00	15.00	-	251,929
Sercomtel S.A. - Telecomunicações	45.00	45.00	45.00	246,896	246,896
Foz do Chopim Energética Ltda. (1)	-	-	35.77	23,000	23,000
Sercomtel Celular S.A.	45.00	45.00	45.00	36,540	36,540
Dona Francisca Energética S.A.	23.03	0.00	23.03	66,600	66,600
Copel Amec S/C Ltda. (1)	-	-	48.00	100	100
Carbocampel S.A. (1)	49.00	0.00	49.00	260	260
Escoelectric Ltda. (1)	-	-	40.00	8,050	8,050
Braspower International Engineering
S/C Ltda. (1)	0.00	0.00	49.00	1,650	1,650
Cia. Paranaense de Saneamento - Sanepar	39.70	23.20	34.75	831,706	-

Interests in subsidiaries
COPEL Generation and Transmission	100.00	0.00	100.00	2,947,018	2,947,018
COPEL Distribution	100.00	0.00	100.00	2,171,928	2,171,928
COPEL Telecommunications	100.00	0.00	100.00	194,054	194,054
COPEL Corporate Partnerships	100.00	0.00	100.00	1,098,500	1,098,500
Companhia Paranaense de Gás - Compagas	51.00	51.00	51.00	71,365	71,365
Elejor - Centrais Elétricas do Rio Jordão S.A	70.00	0.00	43.54	113,800	113,800
Copel Enterprises Ltd. (1)	-	-	100.00	397,983	397,983
UEG Araucária Ltda.	-	-	80.00	707,440	707,440
Centrais Eólicas do Paraná Ltda. (1)	-	-	100.00	3,061	3,061
Dominó Holdings S.A. (2)	45.00	0.00	45.00	251,929	-

(1) Unaudited by independent auditors
(2) Joint control as of January 2008

16 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			31.03.2008			31.12.2007
In service (a)
COPEL Generation and Transmission	5,170,778	(1,968,844)	3,201,934	5,171,655	(1,937,690)	3,233,965
COPEL Distribution	4,557,025	(2,160,155)	2,396,870	4,462,250	(2,116,451)	2,345,799
COPEL Telecommunications	333,559	(186,682)	146,877	326,892	(179,894)	146,998
COPEL Corporate Partnerships	337	(239)	98	341	(237)	104
Compagas	146,682	(35,443)	111,239	144,355	(33,636)	110,719
Elejor	605,609	(34,421)	571,188	605,458	(30,333)	575,125
UEG Araucária	634,108	(84,184)	549,924	634,233	(76,315)	557,918
Centrais Eólicas do Paraná	4,129	(2,267)	1,862	4,129	(2,215)	1,914
	11,452,227	(4,472,235)	6,979,992	11,349,313	(4,376,771)	6,972,542
Construction in progress
COPEL Generation and Transmission	290,270	-	290,270	272,364	-	272,364
COPEL Distribution	358,215	-	358,215	377,070	-	377,070
COPEL Telecommunications	37,115	-	37,115	39,177	-	39,177
Compagas	21,457	-	21,457	20,047	-	20,047
Elejor	8,786	-	8,786	8,371	-	8,371
UEG Araucária	3,830	-	3,830	-	-	-
	719,673	-	719,673	717,029	-	717,029
	12,171,900	(4,472,235)	7,699,665	12,066,342	(4,376,771)	7,689,571
Special liabilities (b)
COPEL Generation and Transmission	(4,925)	-	(4,925)	(4,925)	-	(4,925)
COPEL Distribution	(865,423)	-	(865,423)	(852,267)	-	(852,267)
	(870,348)	-	(870,348)	(857,192)	-	(857,192)
.

	11,301,552	(4,472,235)	6,829,317	11,209,150	(4,376,771)	6,832,379

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			31.03.2008			31.12.2007
Machinery and equipment	7,513,415	(3,038,807)	4,474,608	7,415,804	(2,969,087)	4,446,717
Reservoirs, dams, and headrace channels	2,865,095	(1,021,658)	1,843,437	2,865,020	(1,006,005)	1,859,015
Facilities, construction work, and betterments	695,285	(305,791)	389,494	693,208	(300,756)	392,452
Land	118,771	-	118,771	118,812	-	118,812
Gas pipelines	113,273	(23,730)	89,543	113,273	(22,786)	90,487
Vehicles	126,976	(70,910)	56,066	124,168	(67,161)	57,007
Furniture and implements	19,412	(11,339)	8,073	19,028	(10,976)	8,052

	11,452,227	(4,472,235)	6,979,992	11,349,313	(4,376,771)	6,972,542

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits linked to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. They are restated according to the same criteria and indicators used to restate the assets under the property, plant, and equipment of the corresponding agents. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both outstanding balances and new additions to special liabilities will be amortized as of the date of the Company’s next periodic rate review (June 2008). The amortization will be calculated with the use of the same average depreciation rates applicable to the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686
Expenditure program	-	82,215	-	82,215
Transfer to p.,p.,&e. in service	138,907	(138,907)	-	-
Depreciation quotas	(98,281)	-	-	(98,281)
Depreciation quotas - special liabilities	(169)	-	169	-
Write-offs	(3,531)	-	-	(3,531)
Customer contributions	-	-	(5,670)	(5,670)
Transfer to intangible assets	(64)	-	-	(64)
Supplemental provision for contingencies	-	565	-	565
As of March 31, 2007	6,898,749	602,284	(814,113)	6,686,920
Consolidation of Ceopar's p.,p.,&e	1,983	-	-	1,983
Expenditure program	-	433,927	-	433,927
Transfer to p.,p.,&e. in service	389,422	(389,422)	-	-
Depreciation quotas	(301,786)	-	-	(301,786)
Depreciation quotas - special liabilities	169	-	(169)	-
Write-offs	(15,862)	(29,926)	-	(45,788)
Customer contributions	-	-	(42,910)	(42,910)
Transfer between p.,p.,&e and intangible assets	(133)	1,606	-	1,473
Supplemental provision for contingencies	-	98,560	-	98,560
As of December 31, 2007	6,972,542	717,029	(857,192)	6,832,379
Expenditure program	-	122,089	-	122,089
Transfer to p.,p.,&e. in service	114,919	(114,919)	-	-
Depreciation quotas	(100,833)	-	-	(100,833)
Write-offs	(6,597)	(225)	-	(6,822)
Customer contributions	-	-	(13,156)	(13,156)
Transfer between p.,p.,&e and intangible assets	6	(601)	-	(595)
Transfer of property for future use	(45)	-	-	(45)
Supplemental provision for contingencies	-	(3,700)	-	(3,700)
As of March 31, 2008	6,979,992	719,673	(870,348)	6,829,317

17 Intangible assets

	Rights of use of software	Accumulated amortization(1)	Easements	Other	Consolidated Net value

					31.03.2008	31.12.2007
In service
COPEL Generation and Transmission	8,751	(8,122)	9,025	29	9,683	9,741
COPEL Distribution	30,559	(24,062)	17,606	113	24,216	24,252
COPEL Telecommunications	4,093	(2,608)	-	-	1,485	1,698
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	636	(411)	-	20	245	267
Elejor	-	-	101	-	101	101
UEG Araucária	70	(63)	-	-	7	7
	44,109	(35,266)	26,732	163	35,738	36,067
In progress
COPEL Transmission	425	-	652	-	1,077	874
COPEL Distribution	1,475	-	2,095	-	3,570	2,702
COPEL Telecommunications	100	-	-	-	100	-
Elejor	-	-	27	-	27	27
Goodwill - Elejor (a)				21,118	21,118	21,306
Goodwill - COPEL Enterprises (b)				51,022	51,022	51,609
	2,000	-	2,774	72,140	76,914	76,518

					112,652	112,585

(1) Annual amortization rate: 20%

a) Goodwill - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 21,118 as of March 31, 2008. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of income as of March 31, 2008 was R$ 189 (R$ 189 as of March 31, 2007).

b) Goodwill - COPEL Enterprises

The acquisition on May 31, 2006 of COPEL Enterprises, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance as of March 31, 2008 of R$ 51,022. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of income as of March 31, 2008 was R$ 586 (R$ 586 as of March 31, 2007).

c) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2006	32,014	84,784	116,798
Expenditure program	-	1,581	1,581
Capitalizations	2,242	(2,242)	-
Amortization quotas	(883)	(775)	(1,658)
Write-offs	(13)	-	(13)
Transfer between p.,p.,&e. and intangible assets	64	-	64
As of March 31, 2007	33,424	83,348	116,772
Expenditure program	-	2,825	2,825
Capitalizations	5,724	(5,724)	-
Amortization quotas	(2,781)	(2,325)	(5,106)
Write-offs	(434)	-	(434)
Transfer between p.,p.,&e. and intangible assets	134	(1,606)	(1,472)
As of December 31, 2007	36,067	76,518	112,585
Expenditure program	-	1,176	1,176
Capitalizations	606	(606)	-
Amortization quotas	(863)	(775)	(1,638)
Write-offs	(66)	-	(66)
Transfer between p.,p.,&e. and intangible assets	(6)	601	595
As of March 31, 2008	35,738	76,914	112,652

18 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated			Current		Long-term
			liabilities		liabilities

			31.03.2008	31.12.2007	31.03.2008	31.12.2007
	Principal amount	Charges	Total	Total
Foreign currency
IDB (a)	18,513	489	19,002	18,808	36,769	43,898
STN (b)	6,360	2,424	8,784	7,602	69,549	70,432
Banco do Brasil (c)	4,341	29	4,370	4,083	2,170	3,919
Eletrobrás (d)	5	1	6	5	32	33
	29,219	2,943	32,162	30,498	108,520	118,282
National currency (reais )
Eletrobrás (d)	38,515	23	38,538	43,096	264,063	272,798
Eletrobrás - Elejor (e)	-	-	-	-	99,740	94,709
BNDES - Compagas (f)	6,329	-	6,329	6,328	17,449	19,029
Banco do Brasil (c)	141	3,444	3,585	12,762	330,436	330,450
	44,985	3,467	48,452	62,186	711,688	716,986

	74,204	6,410	80,614	92,684	820,208	835,268

Parent Company				Current		Long-term
				liabilities		liabilities

			31.03.2008	31.12.2007	31.03.2008	31.12.2007
	Principal amount	Charges	Total	Total
Foreign currency
National Treasury (b)	6,360	2,424	8,784	7,602	69,549	70,432
	.
National currency (reais )
Banco do Brasil S.A. (c)	-	3,440	3,440	12,621	329,600	329,600

	6,360	5,864	12,224	20,223	399,149	400,032

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			31.03.2008	31.12.2007
2009	15,648	31,461	47,109	68,830
2010	23,261	41,949	65,210	64,256
2011	14,071	59,295	73,366	71,950
2012	4,878	53,010	57,888	56,886
2013	2,583	52,966	55,549	54,516
2014	1,294	382,441	383,735	382,689
2015	-	52,799	52,799	51,739
2016	-	32,381	32,381	31,637
2017	-	3,107	3,107	3,106
2018	-	2,112	2,112	2,115
2019	-	114	114	114
2020	-	48	48	49
2021	-	5	5	5
After 2021	46,785	-	46,785	47,376

	108,520	711,688	820,208	835,268

Changes in loans and financing:

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2006	36,056	173,097	54,096	431,209	694,458
Funds raised	-	-	-	260,000	260,000
Charges	2,721	-	15,687	3,923	22,331
Monetary and exchange variation	(1,059)	(6,505)	40	1,886	(5,638)
Transfers	12,181	(12,181)	11,577	(11,577)	-
Amortization	(14,680)	-	(31,122)	-	(45,802)
As of March 31, 2007	35,219	154,411	50,278	685,441	925,349
Funds raised	-	-	-	86,592	86,592
Capitalized charges	-	-	-	12,129	12,129
Charges	6,892	-	40,220	(1,525)	45,587
Monetary and exchange variation	(3,532)	(18,251)	313	9,076	(12,394)
Transfers	17,878	(17,878)	74,727	(74,727)	-
Amortization	(25,959)	-	(103,352)	-	(129,311)
As of December 31, 2007	30,498	118,282	62,186	716,986	927,952
Capitalized charges	-	-	-	2,749	2,749
Charges	2,054	-	15,780	595	18,429
Monetary and exchange variation	929	1,316	84	3,397	5,726
Transfers	11,078	(11,078)	12,039	(12,039)	-
Amortization	(12,397)	-	(41,637)	-	(54,034)
As of March 31, 2008	32,162	108,520	48,452	711,688	900,822

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the first quarter of 2008 was 4,25% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				31.03.2008	31.12.2007
Par Bond	30	15.04.2024	30	28,367	28,294
Capitalization Bond	20	15.04.2014	10	15,818	15,703
Debt Conversion Bond	18	15.04.2012	10	12,173	12,133
Discount Bond	30	15.04.2024	30	19,818	19,755
New Money Bonds	15	15.04.2009	7	1,071	1,067
Flirb	15	15.04.2009	9	1,086	1,082

				78,333	78,034

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 9,129 and R$ 13,013 (R$ 9,246 and R$ 13,177 as of December 31, 2007), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 11).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private credit assignment agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. This debt is secured by COPEL’s revenues; and

3) The Parent Company has the following credit notes:

	Issue		Financial charges due
Credit notes	date	Maturity	semi-annually	R$

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000
Industrial no. 330.600.132	28.02.2007	28.02.2014	106,2% of average CDI rate	231,000
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252

				329,600

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, the amount of R$ 29,736, of which R$ 16,992 were received in 2007, in RGR funds in connection with contract ECFS-142/2006, signed on May 11, 2006, which has a grace period of 24 months and is repayable in 120 monthly installments, with final maturity on September 30, 2020.

This debt is secured by COPEL’s and COPEL Distribution’s revenues.

e) Eletrobrás - ELEJOR

For purposes of presentation of the quarterly financial information report, the value of the shares to be redeemed by ELEJOR, including financial charges, has been reclassified from minority interest to loans and financing, under long-term liabilities.

This balance refers to 59,900 paid in redeemable preferred shares in ELEJOR held by Eletrobrás, in the amount of R$ 59,900, which shall be reacquired by the issuer (ELEJOR) in 32 consecutive quarterly installments of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place on August 31, 2006 as the final generating unit went online. Thus, the first payment will be made in September 2008, restated according to the IGP-M/FGV index, “pro rata tempore”, between the date the shares were paid in and the actual payment date, plus prorated interest of 12% p.a..

In August 2007, nine installments of 1,871,875 shares were bought back in advance by ELEJOR, for R$ 20,385, and financial charges of R$ 18,725 were paid, for a total of R$ 39,110.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

19 Debentures

The balance of debentures is broken down below:

				Current		Long-term
				liabilities		liabilities

			31.03.2008	31.12.2007	31.03.2008	31.12.2007
	Principal amount	Charges	Total	Total
Parent Company (a)	133,360	7,395	140,755	168,599	600,000	733,360
Elejor (b)	-	3,230	3,230	3,228	269,476	269,314

	133,360	10,625	143,985	171,827	869,476	1,002,674

Maturity of long-term installments:

		Consolidated

	31.03.2008	31.12.2007
2009	22,802	156,148
2010	42,149	42,123
2011	646,064	646,037
2012	46,064	46,037
2013	46,064	46,037
2014	43,024	42,998
2015	20,176	20,164
2016	3,133	3,130

	869,476	1,002,674

Changes in the balances of debentures:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2006	838,355	1,129,230	1,967,585
Charges	48,107	-	48,107
Monetary variation	1,902	4,736	6,638
Transfers	135,203	(135,203)	-
Amortization	(871,597)	-	(871,597)
As of March 31, 2007	151,970	998,763	1,150,733
Charges	90,005	-	90,005
Monetary variation	1,882	7,566	9,448
Transfers	3,655	(3,655)	-
Amortization	(75,685)	-	(75,685)
As of December 31, 2007	171,827	1,002,674	1,174,501
Charges	28,152	-	28,152
Monetary variation	-	162	162
Transfers	133,360	(133,360)	-
Amortization	(189,354)	-	(189,354)
As of March 31, 2008	143,985	869,476	1,013,461

a) Parent Company Debentures

1) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) 3rd Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation and Transmission’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures - ELEJOR

The contract for ELEJOR’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

20 Suppliers

			Consolidated

		31.03.2008	31.12.2007
Charges for the use of the power grid
Use of the Basic Network		51,795	50,291
Transport of power		3,720	3,028
Use of connections		237	237
		55,752	53,556
Power suppliers
Eletrobrás (Itaipu)		74,552	74,090
Utilities - CCEE (Note 33)		61,830	1,229
Furnas Centrais Elétricas S.A.		31,789	30,849
Controladora Hidro Elétrica do São Francisco - Chesf		30,784	28,430
Controladora Energética de São Paulo - Cesp		11,505	9,763
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		10,255	8,834
Itiquira Energética S.A.		9,714	8,468
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A.		8,740	8,293
Dona Francisca Energética S.A.		4,567	4,567
Companhia Energética de Minas Gerais - Cemig		4,667	4,052
Other utilities		27,627	14,523
		276,030	193,098
Materials and services
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		195,340	190,394
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		25,260	21,031
Other suppliers		97,334	98,825
		317,934	310,250

		649,716	556,904

	Current	454,376	366,510
	Long-term	195,340	190,394

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation and Transmission, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

21 Accrued Payroll Costs

		Consolidated

	31.03.2008	31.12.2007
Payroll
Profit sharing	54,254	54,254
Taxes and social contribution	16,920	22,177
Payroll, net	134	132
Assignments to third-parties	24	3
	71,332	76,566
Labor provisions
Paid vacation and annual bonus	47,139	49,390
Social charges on paid vacation and annual bonus	15,767	15,533
Provisions for voluntary quits	2,041	4,630
	64,947	69,553

	136,279	146,119

22 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of income

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			31.03.2008	31.12.2007
Pension plan - Plans I and II (DB) - COPEL	119,977	368,675	488,652	488,007
Pension plan - Compagas (DB)	241	1,287	1,528	1,528
Subtotal	120,218	369,962	490,180	489,535
Pension plan - Plan III (VC) - employees	5,659	-	5,659	7,162

	125,877	369,962	495,839	496,697

		Current	17,655	42,286
		Long-term	478,184	454,411

The consolidated amounts recognized in the statement of income are shown below:

		Consolidated

	31.03.2008	31.03.2007
Pension plan - periodic post-employment cost	(6,898)	-
Pension plan (VC)	11,822	15,496
Healthcare plan - post-employment	10,379	2,852
Healthcare plan contributions	6,620	6,521
(-) Transfers to p.,p.,&e.	(1,518)	(2,156)

	20,405	22,713

23 Customer Charges Due

		Consolidated

	31.03.2008	31.12.2007
Energy Development Account - CDE	14,905	14,677
Fuel Consumption Account - CCC	13,624	12,642
Global Reversal Reserve - RGR	5,032	5,403

	33,561	32,722

24 Research and Development and Energy Efficiency

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Balance as of	Applied and	Balance	Balance to invest
	31.03.2008	unfinished	due	in projects

Research and Development - R&D
FNDCT	19,661	-	19,661	-
MME	9,850	-	9,850	-
R&D - projects	80,854	17,131	-	63,723
	110,365	17,131	29,511	63,723
Energy Efficiency Program - EEP	80,846	18,666	-	62,180

	191,211	35,797	29,511	125,903

The changes in these balances are shown below:

	Consolidated	Provision	SELIC rate	Write-offs	Consolidated

	31.12.2007				31.03.2008
Research and Development - R&D
FNDCT	20,157	3,389	-	(3,885)	19,661
MME	10,287	1,695	-	(2,132)	9,850
R&D - projects	75,893	3,389	1,585	(13)	80,854
	106,337	8,473	1,585	(6,030)	110,365
Energy Efficiency Program - EEP	78,943	4,492	1,299	(3,888)	80,846

	185,280	12,965	2,884	(9,918)	191,211

25 Other Accounts Payable

		Consolidated

	31.03.2008	31.12.2007
Current liabilities
Concession charge - ANEEL grant	28,913	27,084
Collected public lighting charge	15,970	16,320
Reimbursement - customer contributions - (ERD)	12,474	12,284
Compensation for use of water resources	11,877	13,155
Reparations to the Apucaraninha Indian community	2,240	2,240
Pledged collateral	1,966	1,521
ANEEL Inspection Fee	1,442	1,380
Meal tickets	-	3,703
Other liabilities	6,598	7,778
	81,480	85,465
Long-term liabilities
Reparations to the Apucaraninha Indian community	6,720	6,720
Other liabilities	15	-
	6,735	6,720

26 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			31.03.2008	31.12.2007
Labor	106,412	(16,124)	90,288	80,092
Regulatory	104	-	104	2,169
Civil:
Suppliers (a)	50,191	-	50,191	49,954
Civil and administrative claims	19,677	(1,436)	18,241	14,712
Easements (b)	11,275	-	11,275	16,070
Condemnation and real estate claims (b)	108,076	-	108,076	107,083
Customers	4,924	(175)	4,749	6,427
Environmental claims	-	-	-	163
	194,143	(1,611)	192,532	194,409
Tax:
Tax claims	92,974	(26,668)	66,306	65,769
Pasep tax	14,802	(14,584)	218	218
Cofins tax (c)	171,613	-	171,613	171,613
	279,389	(41,252)	238,137	237,600

	580,048	(58,987)	521,061	514,270

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			31.03.2008	31.12.2007
Civil	396	-	396	16
Tax:
Tax claims	61,783	(26,668)	35,115	34,570
Pasep tax	14,802	(14,584)	218	218
Cofins tax (c)	171,613	-	171,613	171,613
	248,198	(41,252)	206,946	206,401

	248,594	(41,252)	207,342	206,417

Changes in these provisions are shown below:

Consolidated	Balance of				Balance of
	Provision	Additions	Reversals	Payments	Provision

	31.12.2007				31.03.2008
Labor	102,474	6,785	(202)	(2,645)	106,412
Regulatory	2,169	10	(2,075)	-	104
Civil:
Suppliers	49,954	237	-	-	50,191
Easements	16,070	-	(4,694)	(101)	11,275
Civil and administrative claims	15,975	3,942	-	(240)	19,677
Customers	6,523	-	(1,599)	-	4,924
Condemnations	107,083	993	-	-	108,076
Environmental claims	163	-	(163)	-	-
	195,768	5,172	(6,456)	(341)	194,143
Tax:
Tax claims	92,488	515	(29)	-	92,974
Pasep tax	14,776	26	-	-	14,802
Cofins tax	171,613	-	-	-	171,613
	278,877	541	(29)	-	279,389

	579,288	12,508	(8,762)	(2,986)	580,048

Parent Company	Balance of		Balance of
	Provision	Additions	Provision

	31.12.2007		31.03.2008
Civil	16	380	396
Tax:
Tax claims	61,290	493	61,783
Pasep tax	14,776	26	14,802
Cofins tax	171,613	-	171,613
	247,679	519	248,198

	247,695	899	248,594

The breakdown of the types of lawsuits in which COPEL is involved as of March 31, 2008 is consistent with the one featured in the Company's financial statements as of December 31, 2007.

The amount tied to cases classified as possible losses, estimated by the Company as of March 31, 2008, reached R$ 1.733.789, of which R$ 42,861 correspond to labor claims; R$ 915,377 to regulatory claims; R$ 329,642 to civil claims; and R$ 445,909 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 33 herein, “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribution is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 50,191 as of March 31, 2008.

b) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company, in light of the evaluation conducted by its Chief Legal Office, set aside a provision of R$ 101,904 for probable losses, under Provisions for Real Estate Contingencies.

c) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of last year, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 171,613, already having excluded tax credits which have already lapsed.

27 Share Capital

As of March 31, 2008, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4.460.000. The different classes of shares and main shareholders are detailed below:

							In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	14,666,560	10.11	125,784	31.58	72,083,422	56.22	86,875,766	31.74
NYSE (2)	4,946,233	3.41	-		28,669,437	22.36	33,615,670	12.28
Latibex (3)	-	-	-	-	78,925	0.06	78,925	0.03
Municipalities	184,292	0.13	14,711	3.69	-	-	199,003	0.08
Other shareholders	375,848	0.25	257,847	64.73	98,524	0.07	732,219	0.27

	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

(1)São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

On August 6, 2007, COPEL completed a reverse stock split, in the ratio of 1,000 to 1, with shares being traded in a standard lot of 100 and prices being quoted per share.

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income, after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

28 Gross Revenues from Sales and/or Services

		Consolidated

	31.03.2008	31.03.2007
Power sales to final customers
Residential	232,199	206,137
Industrial	249,297	208,625
Commercial, services, and other activities	153,143	135,964
Rural	32,743	28,920
Public agencies	19,453	17,612
Public lighting	16,195	15,004
Public services	15,639	14,220
	718,669	626,482
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	195,658	174,087
Bilateral contracts	110,000	112,501
Electric Energy Trading Chamber - CCEE	(3,355)	2,340
Contracts with small utilities	14,313	10,965
	316,616	299,893
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	-	-
Residential	263,605	269,842
Industrial	282,762	269,772
Commercial, services, and other activities	171,560	174,831
Rural	37,161	37,834
Public agencies	22,066	23,043
Public lighting	18,382	19,632
Public services	17,756	18,608
Basic Network - rate for the use of the transmission system (TUST)	33,238	38,956
Connection grid	325	46
Network charges adjustment share	3,382	-
	850,237	852,564

Revenues from telecommunications	17,594	15,106

Piped gas distribution	59,491	57,589

Other operating revenues
Leases and rents	19,196	10,957
Revenues from services	5,545	3,030
Charged service	2,002	2,012
Other revenues	229	193
	26,972	16,192

	1,989,579	1,867,826

29 Deductions from Gross Revenues

		Consolidated

	31.03.2008	31.03.2007
Taxes and social contributions on revenues
VAT (ICMS)	386,960	362,812
COFINS	155,385	104,804
PASEP	33,745	22,761
ISSQN	421	399
	576,511	490,776
Customer charges
Energy Development Account - CDE	47,344	47,474
Fuel Consumption Account - CCC	24,115	55,863
Global Reversal Reserve - RGR	14,025	13,720
Research and development and energy efficiency - R&D and EEP (a)	12,965	13,520
Other	61	68
	98,510	130,645

	675,021	621,421

a) Research and development and energy efficiency – R&D and EEP

		Consolidated

	31.03.2008	31.03.2007
Research and development program - R&D	3,389	4,490
National Scientific and Technological Development Fund - FNDCT	3,389	4,490
Energy efficiency program - EEP	4,492	2,294
Ministry of Mines and Energy - MME	1,695	2,246

	12,965	13,520

30 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of March 31, 2008 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administ.	operating	Consolidated
	services	expenses	expenses	expenses	Total

					31.03.2008
Power purchased for resale (a)	(443,499)	-	-	-	(443,499)
Charges for use of power grid (b)	(105,767)	-	-	-	(105,767)
Pessoal e administradores (c)	(105,970)	(692)	(25,039)		(131,701)
Pension and healthcare plans (Note 22)	(16,103)	(85)	(4,217)	-	(20,405)
Materials and supplies (d)	(9,934)	(809)	(903)	-	(11,646)
Raw materials and supplies
for power generation	(5,013)	-	-	-	(5,013)
Natural gas and supplies for
the gas business	(31,791)	-	-	-	(31,791)
Third-party services (e)	(45,440)	(5,546)	(10,825)	-	(61,811)
Depreciation and amortization	(95,907)	(3)	(5,946)	-	(101,856)
Provisions and reversals (f)	-	(9,367)	-	(7,420)	(16,787)
Cost and expense recovery (g)	9,812	1,498	461	415	12,186
Other costs and expenses (h)	(17,087)	(122)	(7,415)	(26,188)	(50,812)

	(866,699)	(15,126)	(53,884)	(33,193)	(968,902)

The breakdown of consolidated costs and expenses as of March 31, 2007 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administ.	operating	Consolidated
	services	expenses	expenses	expenses	Total

					31.03.2007
Power purchased for resale (a)	(279,879)	-	-	-	(279,879)
Charges for use of power grid (b)	(130,676)	-	-	-	(130,676)
Pessoal e administradores (c)	(96,391)	(434)	(33,230)		(130,055)
Pension and healthcare plans (Note 22)	(14,747)	(58)	(7,908)	-	(22,713)
Materials and supplies (d)	(11,154)	(21)	(6,088)	-	(17,263)
Raw materials and supplies
for power generation	(3,258)	-	-	-	(3,258)
Natural gas and supplies for
the gas business	(27,508)	-	-	-	(27,508)
Third-party services (e)	(32,107)	(5,179)	(11,972)	-	(49,258)
Depreciation and amortization	(98,891)	(5)	(5,564)	-	(104,460)
Provisions and reversals (f)	-	29,715	-	(15,365)	14,350
Cost and expense recovery (g)	8,077	1,850	131	11	10,069
Other costs and expenses (h)	(13,797)	(63)	(6,538)	(18,963)	(39,361)

	(700,331)	25,805	(71,169)	(34,317)	(780,012)

The Parent Company’s expenses as of March 31, 2008 are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	operating	Company
	expenses	expenses	Total

			31.03.2008
Management (c)	(1,099)	-	(1,099)
Healthcare plan	(19)	-	(19)
Materials and supplies	(2)	-	(2)
Third-party services (e)	(742)	-	(742)
Provisions and reversals (f)	-	(873)	(873)
Expense recovery	65	-	65
Other expenses (h)	(433)	-	(433)

	(2,230)	(873)	(3,103)

The Parent Company’s expenses as of March 31, 2007 are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	operating	Company
	expenses	expenses	Total

			31.03.2007
Management (c)	(1,240)		(1,240)
Healthcare plan	(22)	-	(22)
Materials and supplies	(1)	-	(1)
Third-party services (e)	(587)	-	(587)
Provisions and reversals (f)	-	(7,560)	(7,560)
Expense recovery	38	-	38
Other expenses (h)	(887)	-	(887)

	(2,699)	(7,560)	(10,259)

a) Power Purchased for Resale

		Consolidated

	31.03.2008	31.03.2007
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	122,390	106,535
Electric Energy Trading Chamber (CCEE)	81,842	10,718
Furnas Centrais Elétricas S.A. - auction	71,409	67,358
Companhia Hidro Elétrica do São Francisco - Chesf - auction	68,339	62,092
Itiquira Energética S.A.	25,933	22,833
Companhia Energética de São Paulo - Cesp - auction	25,663	23,468
Dona Francisca Energética S.A.	12,234	12,541
Program for incentive to alternative energy sources - Proinfa	11,757	8,795
Companhia de Interconexão Energética - Cien	(114)	26,794
Surplus power to be recovered - auction	(3,471)	3,876
Power purchased for resale - Passive CVA	(13,693)	(17,646)
(-) Pasep/Cofins tax on power purchased for resale	(41,138)	-
(-) Contract renegotiation - Cien	-	(100,862)
Other utilities - auction	82,348	52,132
Other utilities	-	1,245

	443,499	279,879

b) Charges for the Use of the Power Grid

		Consolidated

	31.03.2008	31.03.2007
Furnas Centrais Elétricas S.A.	26,850	27,962
System Service Charges - ESS	21,240	4,928
Cia Transmissora de Energia Elétrica Paulista - Cteep	14,508	12,845
Companhia Hidro Elétrica do São Francisco - Chesf	13,462	13,497
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	9,688	8,691
Eletrosul Centrais Elétricas S.A.	9,329	8,793
Companhia Energética de Minas Gerais - Cemig	4,866	4,689
Novatrans Energia S.A.	4,512	4,113
National System Operator - NOS	4,463	4,136
TSN Transmissora Nordeste Sudeste de Energia S.A.	4,444	4,051
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	3,900	3,688
Empresa Amazonense de Transmissão de Energia - Eate	3,682	3,364
ATE II Transmissora de Energia S.A.	1,922	2,215
Empresa Norte de Transmissão de Energia S.A. - Ente	1,914	1,829
Itumbiara Transmissora de Energia Ltda	1,841	1,719
Expansion Transmissora de Energia Elétrica S.A.	1,745	2,238
Empresa Transmissora de Energia Oeste Ltda - Eteo	1,535	1,419
STN Sistema de Transmissão Nordeste S.A.	1,535	1,419
NTE Nordeste Transmissora de Energia S.A.	1,336	1,213
Other utilities	11,564	9,702
CVA - charges	(24,294)	8,165
Pasep/Cofins taxes	(14,275)	-

	105,767	130,676

c) Personnel and Management

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Personnel
Wages and salaries	-	-	98,253	94,545
Social charges on payroll	-	-	34,732	33,506
	-	-	132,985	128,051
Meal assistance and education allowance	-	-	11,945	11,133
Labor indemnifications	-	-	(554)	337
Profit sharing	-	-
	-	-	144,376	139,521
(-) Transfers to construction in progress	-	-	(14,472)	(11,527)
	-	-	129,904	127,994
Management
Wages	878	284	1,500	1,748
Social charges on payroll	221	956	335	347
	1,099	1,240	1,835	2,095
(-) Transfers to construction in progress	-	-	(38)	(34)
	1,099	1,240	1,797	2,061

	1,099	1,240	131,701	130,055

d) Materials and Supplies

		Consolidated

	31.03.2008	31.03.2007
Fuel and vehicle parts	4,652	7,244
Materials for the electric system	3,427	4,385
Cafeteria supplies	1,141	945
Office supplies	973	551
Materials for civil construction	587	401
Safety supplies	390	397
Information technology equipment and supplies	75	1,783
Other materials and supplies	401	1,557

	11,646	17,263

e) Third-Party Services

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Power grid maintenance	-	-	10,826	5,647
Postal services	-	-	5,593	3,574
Authorized and registered agents	-	-	4,891	4,666
Technical, scientific, and administrative consulting	72	24	4,818	4,959
Data processing and transmission	-	-	3,881	3,786
Telephone services	-	-	3,655	1,952
Administrative support services	-	-	3,488	3,505
Security	-	-	3,093	2,344
Civil maintenance services	-	-	2,885	818
Travel	26	18	2,092	2,023
Meter reading and bill delivery	-	-	1,839	1,803
Services in "green areas"	-	-	1,504	1,294
Access to satellite communications	-	-	1,336	1,443
Upkeep of easement areas	-	-	1,219	1,094
Customer service	-	-	1,183	1,225
Vehicles - maintenance and repairs	-	-	866	902
Auditing	567	491	798	729
Personnel training	-	-	651	780
Telephone operator	-	-	630	699
Freight services	-	-	613	755
Tree trimming	-	-	599	475
Legal fees	20	10	348	319
Other services	57	44	5,003	4,466

	742	587	61,811	49,258

f) Provisions and Reversals

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
PDA - customers and distributors (Note 5)	-	-	7,424	(29,777)
PDA - third-party services and other receivables	-	-	1,943	62
Provisions for contingencies	873	7,560	7,420	15,365

PDA - Provision for doubtful accounts	873	7,560	16,787	(14,350)

g) Recovery of Costs and Expenses

		Consolidated

	31.03.2008	31.03.2007
Fuels for power generation - CCC	(4,741)	(3,028)
Administrative costs	(2,163)	(2,207)
Collection of written-off bills deducted from provision for doubtful accounts	(1,498)	(1,850)
Own power consumption	(1,454)	(1,393)
Electrical materials	(439)	(682)
Charges for the use of the transmission system	(608)	-
Recovery of miscellaneous expenses	(1,283)	(909)

	(12,186)	(10,069)

h) Other Operating Costs and Expenses

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Compensation for the use of
water resources	-	-	21,313	14,591
Concession charge - ANEEL grant	-	-	10,327	8,090
ANEEL Inspection Fee	-	-	4,447	4,269
Leases and rents	39	10	2,897	2,993
Insurance	-	-	1,617	2,246
Taxes	35	34	3,851	2,408
Own power consumption	-	-	1,482	1,394
Advertising	6	577	915	620
General costs and expenses	353	266	3,963	2,750

	433	887	50,812	39,361

31 Financial Income (Losses)

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Financial revenues
Income from financial investments	2,516	11,669	38,442	38,364
Monetary variation of CRC transferred
to State Government (Note 7.b)	-	-	25,174	10,202
Revenues from CRC transferred
to State Government (Note 7.b)	-	-	20,128	19,227
Penalties on overdue bills	-	-	15,339	12,751
Return on Portion A (CVA)	-	-	2,196	2,909
Interest on taxes paid in advance	331	28	1,530	289
Interest and commissions on loan agreements	14,171	7,218	-	-
Other financial revenues	567	107	3,794	2,994
	17,585	19,022	106,603	86,736
(-) Financial expenses
Debt charges	31,117	45,627	49,489	78,488
Monetary and exchange variations	1	1	10,960	12,440
Return on Portion A (CVA)	-	-	3,376	5,405
Interest on R&D and EEP	-	-	2,884	3,031
IOF tax	64	4,924	2,105	5,805
CPMF tax	-	919	736	12,634
Other financial expenses	-	10	2,963	918
	31,182	51,481	72,513	118,721

	(13,597)	(32,459)	34,090	(31,985)

32 Equity in the Results of Subsidiaries and Investees

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Equity in the results of subsidiaries and investees
COPEL Generation and Transmission	135,188	107,374	-	-
COPEL Transmission	-	40,017
COPEL Distribution	113,825	156,693	-	-
COPEL Telecommunications	1,177	1,314	-	-
COPEL Corporate Partnerships	16,344	5,695	-	-
UEG Araucária Ltda.	-	-	(239)	-
Dominó Holdings S.A.	-	-	279	-
Investees (a)	-	-	10,958	6,138
	266,534	311,093	10,998	6,138
Dividends
Investees (a)	-	-	1,252	-
	-	-	1,252	-
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(1,057)	(1,057)
Sercomtel Celular S.A.	-	-	(145)	(145)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(189)	(189)
COPEL Enterprises	-	-	(586)	(586)
Cia. Paranaense de Saneamento - Sanepar	-	-	(183)	-
	-	-	(2,160)	(1,977)

	266,534	311,093	10,090	4,161

Interests in other companies	-	9	-	9

	266,534	311,102	10,090	4,170

a) Investees

	Net income/	COPEL's	Equity in
	(losses)	stake	results	Dividends	Total

	31.03.2008	(%)			31.03.2008
Sercomtel S.A. - Telecomunicações	1,955	45.00	880	-	880
Sercomtel Celular S.A.	(3,347)	45.00	(1,506)	-	(1,506)
Escoelectric Ltda.	264	40.00	552	-	552
Copel Amec S/C Ltda.	4	48.00	2	-	2
Dona Francisca Energética S.A.	4,226	23.03	973	-	973
Carbocampel S.A.	(6)	49.00	(3)	-	(3)
Braspower International					-
Engineering S/C Ltda.	1	49.00	-	-	-
Foz do Chopim Energética Ltda.	6,250	35.77	984	1,252	2,236
Cia. Saneamento do Paraná - Sanepar (1)	26,120	34.75	9,076	-	9,076

			10,958	1,252	12,210

(1) Amount corresponding to 45% of net income

	Net income/	COPEL's	Equity in
	(losses)	stake	results

	31.03.2007	(%)	31.03.2007
Sercomtel S.A. - Telecomunicações	505	45.00	820
Sercomtel Celular S.A.	(1,156)	45.00	(330)
Dominó Holdings S.A.	17,605	15.00	2,641
Escoelectric Ltda.	(30)	40.00	-
Copel Amec S/C Ltda.	19	48.00	9
Dona Francisca Energética S.A.	4,358	23.03	1,004
Carbocampel S.A.	(10)	49.00	(5)
Braspower International			-
Engineering S/C Ltda.	-	49.00	-
Centrais Eólicas do Paraná Ltda. (1)	130	30.00	39
Foz do Chopim Energética Ltda.	5,479	35.77	1,960

			6,138

(1) Income up to 31.03.2007, prior to acquisition of a controlling interest by COPEL Generation.

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

33 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 906.000 (restated as of March 31, 2008), which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation

In a prompt response to a request by the Ministry of Mines and Energy, COPEL undertook, in an agreement with ANEEL’s president, to release the 400 MW under contract with Cien and to participate in the A-1 auction to make up for this released volume. Out of the total under contract, in 2007 a reduced volume of 170.62 average MW were supplied under the Cien agreement. The offer of power at this auction was minimal, thus only 40% of COPEL’s reported power requirements were secured.

To fully make up for the Cien agreement and to adjust its level of power under contract from January through June 2007, COPEL participated in the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), reporting a deficit and acquiring a total of 32.62 average MW(1).

Throughout 2007, COPEL participated in several auctions held by ANEEL, acquiring 23 average MW for 2007 and 23.50 average MW for 2008 at adjustments auctions. At the auctions of power from new facilities the Company acquired: 18.32 average MW at the A-3 auction and 169 average MW at the A-5 auctions, of which 79.84 average MW are from hydraulic sources and 89.16 average MW are from thermal sources. In addition, the Company participated in the 07/07 auction, where power from the Santo Antônio Hydrelectric Power Plant was sold, acquiring 109.2 average MW.

Another important issue that shall be addressed in 2008 is the improvement of the regulations concerning power supply, as public hearings are held to discuss changes to ANEEL Resolution 456/2000 and to PRODIST (Distribution Procedures).

COPEL's rate review process is currently underway and will be subject to the new and improved methodology under development by ANEEL. The resulting rates will be applicable as of June 23, 2008.

b) Current transactions at CCEE(1)

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporate
	Generation	Distribution	Partnerships		Consolidated

				31.03.2008	31.12.2007
Current assets (Note 4)
Until December 2007	7	25	105	137	7,158
From January through March 2008	-	-	125	125	-
	7	25	230	262	7,158
Current liabilities (Note 20)
Until December 2007	-	-	-	-	1,229
From January through March 2008	3,504	57,589	737	61,830	-
	3,504	57,589	737	61,830	1,229

Changes in spot-market energy amounts (CCEE) in the first quarter of 2008 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	31.12.2007			31.03.2008
Current assets
Until December 2007	7,158	(3,530)	(3,491)	137
From January through March 2008	-	-	125	125
	7,158	(3,530)	(3,366)	262
(-) Current liabilities
Until December 2007	1,229	(4,266)	3,037	-
From January through March 2008	-	(32,375)	94,205	61,830
	1,229	(36,641)	97,242	61,830

Net total	5,929	33,111	(100,608)	(61,568)

(1) Information unaudited by the independent auditors.

34 Reconciliation of the Provision for Income Tax and Social Contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Income before IRPJ and CSLL	249,835	268,471	388,976	436,048
IRPJ and CSLL (34%)	(84,944)	(91,280)	(132,252)	(148,256)
Tax effects on:
Interest on capital	-	-	-	-
Dividends	-	-	426	-
Equity in the results of investees	90,621	105,771	4,928	-
Private pension contribution surplus	-	-	-	-
Adjusments from previous years in connection				-
with pension and healthcare plans	-	-	-	-
Tax breaks	-	-	407	-
Present value adjustment - Compagas	-	-	(197)	-
Reversal of regulatory asset	-	-	-	-
Other	-	-	(2,696)	(2,787)
Tax effects on:
Current IRPJ and CSLL	-	-	(122,909)	(162,164)
Deferred IRPJ and CSLL	5,677	14,491	(6,475)	11,121

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

35 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash in Hand, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, and Debentures.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of March 31, 2008, which are close to their book value, are shown below:

Financial instruments		Consolidated

	31.03.2008	31.12.2007
Cash in hand	1,505,720	1,540,871
Accounts receivable from government agencies	267,164	303,839
CRC transferred to State Government	1,265,652	1,250,362
Loans and financing	900,822	927,952
Debentures	1,013,461	1,174,501

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company has not engaged in transactions with derivatives to swap this risk, although it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated monthly by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years, as reported in its Monthly Operation Plan, published monthly at www.ons.org.br.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

36 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		31.03.2008	31.12.2007
Current assets
Cia. Paranaense de Saneamento - Sanepar	Customers and distributors	16,880	-
Government of the State of Paraná	Customers and distributors	76,240	50,163
	Services to third-parties	11,178	8,899
	Recoverable Rate Deficit - CRC (Note 7)	41,386	40,509
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	-	14,223
Petróleo Brasileiro S.A. - Petrobras	Use of the Araucária TPP's transmission system	7,724	5,327
.
Long-term receivables
Cia. Paranaense de Saneamento - Sanepar	Customers and distributors	15,175	-
Government of the State of Paraná	Customers and distributors	36,874	49,717
	Services to third-parties	7,129	6,805
	Recoverable Rate Deficit - CRC (Note 7)	1,224,266	1,209,853
.
Current liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 18)	6,329	6,328
Dona Francisca Energética S.A.	Purchase of power (Note 20)	4,567	4,567
Eletrobrás	Financing (Note 18)	38,544	43,101
Eletrobrás (Itaipu)	Purchase of power (Note 20)	74,552	74,090
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 20)	25,260	21,031
.
Long-term liabilities	.
BNDES	Financing for machinery, construction,
	facilities and services (Note 18)	17,449	19,029
Eletrobrás	Financing (Note 18)	264,095	272,831
Eletrobrás	Elejor shares to be repurchased (Note 18)	99,740	94,709
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale - renegotiation (N. 20)	195,340	190,394

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		31.03.2008	31.03.2007
Gross revenues from sales and/or services
Cia. Paranaense de Saneamento - Sanepar	Sale of power	30,477	-
Government of the State of Paraná	Sale of power	22,431	22,326
	Telecommunications revenues	1,500	1,500
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	7,153	-

Power purchased for resale
Dona Francisca Energética S.A.	Purchase of power (Note 30.a)	12,234	12,541
Eletrobrás (Itaipu)	Purchase of power (Note 30.a)	122,390	106,535

Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for resale	29,157	27,434

Financial revenues
Government of the State of Paraná	Revenues under CRC agreement (Note 31)	45,302	29,429
	Revenues from renegotiated bills	2,094	-

Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	595	660
BNDESPAR	Debentures - Elejor	6,733	6,691
Eletrobrás	Charges on financing	7,415	7,395
	Charges on Elejor shares to be repurchased	5,031	4,555

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26,41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 18.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of March 31, 2008) of R$ 36,896 and R$ 22,356, respectively.

Eletrobrás – Eletrobrás holds 1,06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 18.

37 Wholly-Owned Subsidiaries' Balance Sheets

Shown below are the balance sheets as of March 31, 2008, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Generation and Transmission (Consolidated) (GET), COPEL Distribution (DIS), COPEL Telecommunications (TEL) and COPEL Corporate Partnerships (PAR) (Consolidated):

ASSETS	GET	DIS	TEL	PAR
	Consolidated			Consolidated

CURRENT ASSETS
Cash in hand	815,098	324,387	7,781	273,110
Customers and distributors, net	200,001	839,375	-	29,439
Services to third parties	718	29	10,672	-
Dividends receivable	-	-	-	5,783
Construction in progress	9,048	41,308	-	-
CRC transferred to the Government of Paraná	-	41,386	-	-
Taxes and social contributions	8,404	131,388	1,163	21,372
Account for compensation of Portion A	-	72,029	-	-
Other regulatory assets	-	17,186	-	-
Collaterals and escrow deposits	61,320	31,679	-	13,277
Other receivables	13,859	26,747	1,209	12,267
Inventories	4,118	39,108	2,885	688
	1,112,566	1,564,622	23,710	355,936
NON-CURRENT ASSETS
Long-Term Receivables
Customers and distributors, net	3,492	113,944	-	21,818
Services to third parties	-	-	7,109	-
CRC transferred to the Government of Paraná	-	1,224,266	-	-
Taxes and social contribution	85,608	229,056	11,277	15,284
Judicial deposits	28,278	65,872	466	1,010
Account for compensation of Portion A	-	16,987	-	-
Other regulatory assets	-	5,729	-	-
Collaterals and escrow deposits	-	22,142	-	-
Other receivables	949	5,714	-	1,820
	118,327	1,683,710	18,852	39,932

Investments	9,004	2,474	-	397,494
Property, plant, and equipment	3,489,141	1,889,662	183,992	1,266,522
Intangible assets	10,760	27,786	1,585	72,521
Deferrred assets	-	-	-	5,148
	3,627,232	3,603,632	204,429	1,781,617

TOTAL ASSETS	4,739,798	5,168,254	228,139	2,137,553

LIABILITIES	GET Consolidated			PAR Consolidated
		DIS	TEL

CURRENT LIABILITIES
Loans and financing	53,865	16,980	-	6,329
Debentures	-	-	-	3,230
Suppliers	50,581	400,433	2,527	40,269
Taxes and social contributions	53,436	176,252	1,536	4,922
Dividends due	384,688	178,319	-	30,006
Payroll and labor provisions	33,270	93,506	7,143	2,235
Post-employment benefits	4,723	12,064	787	72
Account for compensation of Portion A	-	104,368	-	-
Other regulatory liabilities	24,035	21,765	-	-
Customer charges due	3,548	30,013	-	-
R & D and Energy Efficiency	33,422	153,628	-	4,161
Concession charge - ANEEL grant	-	-	-	28,913
Other accounts payable	16,009	45,496	324	2,614
	657,577	1,232,824	12,317	122,751
LONG-TERM LIABILITIES
Loans and financing	265,471	107,948	-	117,189
Debentures	-	-	-	269,476
Provisions for contingencies	158,099	150,609	1,798	3,213
Subsidiaries and investees	-	554,850	-	67,000
Suppliers	217,158	-	-	-
Taxes and social contribution	26	8,976	-	7,418
Post-employment benefits	147,402	309,811	19,112	1,859
Account for compensation of Portion A	-	15,215	-	-
Other regulatory liabilities	5,840	7,255	-	-
Customers and distributors	-	3,015	-	-
Other accounts payable	6,720	15	-	-
	800,716	1,157,694	20,910	466,155

INCOME FROM FUTURE PERIODS	592	-	-	74,402

MINORITY INTEREST	1,283	-	-	231,099
SHAREHOLDERS' EQUITY
Share capital	2,947,018	2,171,928	194,054	1,098,500
Capital reserves	-	-	701	-
Income reserves	197,424	491,983	-	128,302
Retained earnings	135,188	113,825	157	16,344
	3,279,630	2,777,736	194,912	1,243,146

TOTAL LIABILITIES	4,739,798	5,168,254	228,139	2,137,553

38 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its subsidiaries.

STATEMENT OF INCOME	GET Consolidated			PAR Consolidated
		DIS	TEL		COPEL	Subtractions	Consolidated

Operating Revenues
Power sales to final customers	42,997	676,044	-	631	-	(1,003)	718,669
Power sales to distributors	326,109	11,832	-	39,153	-	(60,478)	316,616
Charges for the use of the power grid	54,079	816,943	-	-	-	(20,785)	850,237
Telecommunications revenues	-	-	25,284	-	-	(7,690)	17,594
Distribution of piped gas	-	-	-	60,069	-	(578)	59,491
Leases and rents	156	12,150	-	7,153	-	(263)	19,196
Other operating revenues	4,902	3,580	-	613	-	(1,319)	7,776
	428,243	1,520,549	25,284	107,619	-	(92,116)	1,989,579

Deductions from Operating Revenues	(64,007)	(593,418)	(4,132)	(13,464)	-	-	(675,021)

Net Operating Revenues	364,236	927,131	21,152	94,155	-	(92,116)	1,314,558

Operating Costs and Expenses
Power purchased for resale	(18,545)	(484,300)	-	(1,132)	-	60,478	(443,499)
Charges for the use of the power grid	(39,544)	(83,247)	-	(3,761)	-	20,785	(105,767)
Personnel and management	(31,112)	(90,511)	(6,251)	(2,728)	(1,099)	-	(131,701)
Pension and healthcare plans	(3,860)	(15,364)	(906)	(256)	(19)	-	(20,405)
Materials and supplies	(1,745)	(9,423)	(305)	(171)	(2)	-	(11,646)
Raw materials and supplies - generation	(5,592)	-	-	(769)	-	1,348	(5,013)
Natural gas and supplies - gas business	-	-	-	(31,791)	-	-	(31,791)
Third-party services	(14,032)	(47,275)	(2,819)	(6,417)	(742)	9,474	(61,811)
Depreciation and amortization	(32,217)	(48,375)	(7,312)	(13,952)	-	-	(101,856)
Provisions and reversals	(648)	(13,537)	(1,734)	5	(873)	-	(16,787)
Concession charge - ANEEL grant	-	-	-	(10,327)	-	-	(10,327)
Cost and expense recovery	5,847	6,093	9	403	65	(231)	12,186
Other operating costs and expenses	(24,958)	(12,390)	(738)	(2,228)	(433)	262	(40,485)
	(166,406)	(798,329)	(20,056)	(73,124)	(3,103)	92,116	(968,902)

Result of Operations	197,830	128,802	1,096	21,031	(3,103)	-	345,656

Financial Income (Losses)
Financial revenues	22,953	71,635	556	8,045	17,585	(14,171)	106,603
Financial expenses	(16,288)	(26,179)	(24)	(13,011)	(31,182)	14,171	(72,513)
	6,665	45,456	532	(4,966)	(13,597)	-	34,090

Equity in results of investees	-	-	-	10,137	-	(47)	10,090

Operating Income (Losses)	204,495	174,258	1,628	26,202	(16,700)	(47)	389,836

Non-Operating Income (Losses)	385	(1,362)	136	(20)	1	-	(860)

Income (Losses) before Taxes
and Minority Interests	204,880	172,896	1,764	26,182	(16,699)	(47)	388,976

Income tax and social contribution	(68,108)	(47,457)	(1,167)	(6,177)	-	-	(122,909)
Deferred income tax and s. contribution	(1,537)	(11,614)	580	419	5,677	-	(6,475)
Minority interests	(47)	-	-	(4,080)	-	47	(4,080)

Net Income (Losses) for the Period	135,188	113,825	1,177	16,344	(11,022)	-	255,512

39 Changes in Accounting Policies

On December 28, 2007, Law no. 11,638 was enacted, changing, revoking, and introducing new provisions in the Brazilian Corporate Law, particularly in the chapter covering the disclosure and preparation of financial statements. Some of these provisions have changed, among other aspects, the criteria for recognition and valuation of assets and liabilities. These changes have been in effect since January 1, 2008.

The main goal of this new law is to update the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS) and to allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM) in compliance with international accounting standards.

Even though this law is in effect, some of the changes introduced by it need to be regulated. During the transition period until these regulations are issued, CVM, through Instruction no. 469, has made the full application of these rules optional for quarterly financial information issued in 2008 and has determined that some provisions shall be mandatory (articles 3 to 14).

Based on that, COPEL’s management has assessed the potential impacts of the new law, in particular the impact of articles 3 to 14 of CVM Instruction no. 469, and has not identified any material adjustments to be made to the financial information for the quarter ended on March 31, 2008.

As for the remaining provisions of the new law, management has chosen to record the related impacts, if any, during fiscal year 2008, as soon as the new regulations are issued.

A summary of the preliminary assessment of the application of the provisions of the new law, conducted by COPEL's management, is shown below:

a) Mandatory application of articles 3 to 14 of CVM Instruction no. 469/2008 as of January 1, 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

The interests of debenture holders, of employees andmanagers, even in the form of financialinstruments, and of employee pension orhealthcare organizations or funds, which do notqualify as expenses, shall be classified asoperating costs and/or expenses in the Statement of Income for the respective period.	The Company already adopts thispractice in its Consolidated FinancialStatements as far as the interests ofemployees and their pension orhealthcare organizations or funds.

All public companies shall disclose information aboutstock-based compensation in their quarterlyreports and in their financial statements pursuantto the guidelines contained in item 25.10 ofLetter CVM/SNC/SEP no. 01, dated February14, 2007, until CVM issues specific regulationabout this matter.	The Company does not adopt stock-based compensation.

Introduction of the concept of present valueadjustment for long-term asset and liabilitytransactions and for material short-termtransactions.	The Company has reviewed its accounts,taking into consideration theintroduction of this concept, and hasnot identified any material amounts tobe recorded.

Elimination of the possibility of recording:

(i) premiums received in the issue of debentures; and

(ii) donations and subsidies for investments (includingtax breaks) directly as capital reserves undershareholders’ equity. That means donations andsubsidies for investments will now be recorded toincome. To avoid their distribution as dividends,the amount of donations and subsidies may beallocated, after being recorded to income, to atax break reserve.

Does not apply to the Company in thisquarter.

Elimination of the revaluation reserve. Any existing balances in revaluation reserves shall be maintained until their actual realization or reverted by the end of the fiscal year in which the Law came into force.	Jointly-controlled subsidiary Dominó Holdings and subsidiaries Sercomtel Telecomunicações and Sercomtel Celular have revaluation reserve balances which have been excluded for purposes of equity and consolidation and to adjust the accounting practices of these subsidiaries to those of the parent company.

The reconciliation note referred to in article 5, paragraph 2, section III of CVM Instruction no. 331, dated April 4, 2000, shall not be required of companies which sponsor Brazilian Depositary Receipt (BDR) programs and whose financial statements, in the country of origin or which are disclosed in foreign markets for purposes of registration, are prepared in compliance with the international accounting rules issued by the International Accounting Standards Board (IASB).	Not applicable to the Company.

Requirement that the assets and liabilities of a company in the process of being incorporated as a result of transactions that involve incorporation, merger, or split between independent parties resulting in actual transfer of control be recorded at market value.	Does not apply to the Company in this quarter.

Elimination of the materiality threshold for the adjustment of investments in subsidiaries and investees under the equity method and replacement of the parameter of 20% of the investee’s stock capital by the parameter of 20% of the investee’s voting stock.	Does not apply to the Company in this quarter.

Changes to article 5 of CVM Instruction no. 331, dated April 4, 2000, which addresses the registration of companies for the issue and trading of Brazilian Depositary Receipts - Level II and III BDR Programs tied to securities issued by public companies or similar entities headquartered abroad.	Not applicable to the Company.

b) Application of the remaining provisions of the new law, which at the Company’s discretion shall be recorded in its financial statements, should they have any material impact, during fiscal year 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

Replacement of the Statement of Changes in Financial Position by the Statement of Cash Flows.	The Company has already presented this statement in compliance with ANEEL requirements.

Addition of the Statement of Added Value, applicable to public companies, which features the value added by the Company and a breakdown of the sources and allocations of these amounts.	The Company has already presented this statement in compliance with ANEEL requirements.

Possibility of maintaining separate recording of transactions for purposes of tax legislation and then make any necessary adjustments to ensure their compliance with the accounting practices.	The Company is waiting for regulation of this issue and for a statement by the tax authorities.

Creation of a new subset of accounts for intangible items, including goodwill, for purposes of presentation as part of the balance sheet. This set of accounts shall record any rights to non- physical assets assigned to the operation of the Company or exercised with this purpose, including acquired stock in trade.	The Company will reclassify R$ 4,783 in goodwill recorded in the acquisition of interests in investees, which are currently recorded under Investments, to the Intangible Assets and Liabilities subset.

Mandatory recording under property, plant, and equipment of any rights to physical assets assigned to the operation of the Company, including those resulting from transactions which transfer to the Company the benefits, risks, and control of these assets (such as finance leases).	Not applicable to the Company.

Modification of the criteria for amounts recorded under deferred assets/liabilities. Only pre- operational expenses and restructuring expenses which effectively contribute to the increase in the income of more than one fiscal year and which do not characterize only a cost reduction or operational efficiency gain shall be recorded in this subset.	The Company is waiting for the issue of regulation concerning this matter so it can assess any potential impacts to the income of the current year and of previous years. The maximum adjustment amount, if any, is R$ 2,625.

Requirement that the Company periodically assess its ability to recover the amounts recorded under property, plant, and equipment, intangible assets, and deferred assets, in order to ensure that:

(i) any losses due to non-recovery of these assets are recorded as the result of a decision to discontinue the activities related to these assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of these assets; and

(ii) the criteria used to determine the estimated remaining useful lives of these assets for purposes of recording their depreciation, amortization, and depletion are reviewed and adjusted.

The Company already adopts this practice. Most assets which make up the property, plant, and equipment of the Company and its subsidiaries are tied to the concession, and, according to the concession agreements signed by the Company as a public service concession holder, any residual value of these assets shall be refunded to it upon expiration of the concession. This fact significantly reduces the risk of any impact to the Company’s financial statements in connection with the recovery of assets.

Creation of a new subset of accounts, named equity evaluation adjustments, under shareholders’ equity, to allow the recording of certain market value evaluations, particularly those of financial instruments; the recording of exchange rate variations on equity investments abroad assessed under the equity method (until December 31, 2007, these variations were recorded to income); and market value adjustments to liabilities and assets, due to mergers and incorporations between unrelated parties resulting in actual transfer of control.	COPEL will wait for the issue of regulation covering this matter and will simultaneously engage a company specializing in financial valuations to help it assess any potential impacts on the 2008 financial statements. Given the fact that COPEL is subject to the Public Tender Law, as it is a mixed capital company, this process will be carried out during the next quarters.

Requirement that all financial instruments, including derivatives, be recorded:

(i) at market value or equivalent value, in the case of instruments assigned to trading or available for sale; and

(ii) at acquisition cost or face value, restated in compliance with legal and contractual provisions and adjusted to the likely realization value, whenever the latter is lower than the former.

COPEL will wait for the issue of regulation covering this matter and will simultaneously engage a company specializing in financial valuations to help it assess any potential impacts on the 2008 financial statements. Given the fact that COPEL is subject to the Public Tender Law, as it is a mixed capital company, this process will be carried out during the next quarters.

40 Statement of Cash Flows

For the quarters ended on March 31, 2008 and 2007:

	Parent Company		Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	255,512	282,962	255,512	282,962

Adjustments to reconcile the net income for the period with the generation of cash by operating activities:
Provision (reversal) for doubtful accounts	-	-	7,424	(29,777)
Depreciation and amortization	-	-	101,856	104,460
Unrealized monetary and exchange variations, net	18,075	56,138	9,131	80,848
Equity in the results of subsidiaries and investees	(266,534)	(311,102)	(10,090)	(4,170)
Deferred income tax and social contribution	(5,677)	(14,491)	6,475	(11,121)
Variations in Account for Compensation of Portion A, net	-	-	(43,287)	41,338
Variations in other regulatory assets and liabilities, net	-	-	(6,516)	1,704
Provisions under long-term liabilities	874	7,560	7,420	15,454
Write-off of property, plant, and equipment, net	-	-	2,325	3,506
Write-off of intangible assets, net	-	-	66	13
Minority interests	-	-	4,080	2,043

Changes in assets
Customers and distributors	-	-	5,470	15,079
Services to third-parties, net	-	-	371	(1,263)
Dividends received	120,000	196,611	5,931	2,106
Construction in progress	-	-	987	(5,525)
CRC transferred to State Government	-	-	30,012	8,569
Taxes and social contribution	9,590	(1,656)	19,135	13,776
Collaterals and escrow deposits	2,366	(36,187)	47,459	(37,256)
Inventories	-	-	5,396	318
Judicial deposits	-	-	(3,008)	(6,961)
Other	(146)	(6)	8,044	(10,934)

Changes in liabilities
Loans and financing - interest due and paid	(18,715)	(650)	(37,322)	(26,576)
Debentures - interest due and paid	(49,403)	(224,694)	(56,034)	(238,277)
Suppliers	(265)	(8)	87,866	(92,015)
Taxes and social contribution	(12,182)	(16,449)	(97,164)	(37,123)
Payroll and labor provisions	(37)	30	(9,840)	(3,635)
Post-employment benefits	(14)	(5)	(858)	(5,953)
Customer charges due	-	-	839	(17,396)
R & D and Energy Efficiency	-	-	3,047	(12,154)
Other	7	(1)	(6,956)	(4,416)
Minority interests	-	-	(4,508)	2,641

Net cash generated (used) by operating activities	53,451	(61,948)	333,263	30,265

(next page)

(continued)

	Parent Company		Consolidated

	2008	2007	2008	2007

Cash flows from investing activities
Loans granted to related parties	-	(20,645)	-	-
Payments of loans granted to related parties	176,027	-	-	-
Acquisition of joint-controlling interest in Dominó - net of acquired cash	-	-	(108,962)	-
Additions to interests in other companies and other investments	(67,000)	(6,160)	(3,727)	(2)
Additions to property, plant, and equipment:	-	-	(122,089)	(82,215)
Additions to intangible assets	-	-	(1,176)	(1,581)
Additions to deferred assets	-	-	(81)	(283)
Customer contributions	-	-	13,156	5,670
Sale of property, plant, and equipment	-	-	4,497	25

Net cash generated (used) by investing activities	109,027	(26,805)	(218,382)	(78,386)

Cash flows from financing activities
Obtained loans and financing	-	260,000	-	260,000
Loans and financing - amortization of principal amounts	-	-	(16,712)	(19,226)
Debentures - amortization of principal amounts	(133,320)	(633,320)	(133,320)	(633,320)

Net cash generated (used) by financing activities	(133,320)	(373,320)	(150,032)	(392,546)

Total effect on cash in hand	29,158	(462,073)	(35,151)	(440,667)

Cash in hand at the beginning of the period	56,186	584,702	1,540,871	1,504,004
Cash in hand at the end of the period	85,344	122,629	1,505,720	1,063,337

Variation in cash	29,158	(462,073)	(35,151)	(440,667)

The accompanying notes are an integral part of these quarterly financial statements.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER
(In thousands of reais, except where otherwise indicated)

1 Distribution

Customer connections – In March 2008, COPEL supplied 3,460,386(1) customers (3,367,465(1) in March 2007), with an increase of 92,921(1) customers (2.8%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of March 2008 was 1,367 km(1) (1,295 km(1) as of March 2007), with an increase of 72 km(1) (5.6%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of March 2008 was 2,851 km(1) (1,835 km(1) as of March 2007), with an increase of 1,016 km(1) (55.4%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through March 2008 was 5,069 GWh(1) (3,436 GWh(1) in the first quarter of 2007). The Company purchased 3,493 GWh(1) from CCEAR (auction) (against 3,198 GWh(1) in the same period of 2007) and 1,353 GWh(1) from Itaipu (against 1,141 GWh(1) in the same period of 2007), as shown in the flowchart below:

Energy flowchart (GWh)(1)(a)(b)	January through March 2008

(a) Includes amounts dealt between COPEL's subsidiaries
(b) Amounts subject to change after final accounting by CCEE
(c) CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Consumption by customer category (MWh) – Power consumption billed by COPEL from January through March 2008, including free customers and other utilities within Paraná, is broken down by customer category on the following table:

Category(1)			In MWh

	Jan - Mar 2008	Jan - Mar 2007	Variation
Residential	1,345,598	1,279,801	5.1%
Industrial	1,603,106	1,471,507	8.9%
Commercial	1,001,344	948,682	5.6%
Rural	428,993	402,208	6.7%
Other	464,946	452,541	2.7%
Total for captive customers	4,843,987	4,554,739	6.4%
Free customers - COPEL Generation and Transmission	304,339	350,105	-13.1%
Total for final customers	5,148,326	4,904,844	5.0%
Utilities within the State of Paraná	120,898	115,594	4.6%
Grand total	5,269,224	5,020,438	5.0%

In the first quarter of 2008, power consumption by the captive market billed by COPEL grew 6.4% compared to the same period last year, amounting to 4,844 GWh. Total market consumption, including supply to free customers and to other distribution utilities within Paraná, amounted to 5,269 GWh.

This performance resulted mostly from the combination of certain factors such as:

- increase in average income and greater availability of credit and their effects on the residential, commercial, and industrial customer categories;

- good agricultural yields and high commodity prices, resulting in higher income for farmers;

- increased industrial consumption thanks to recovering agricultural yields and to higher exports by certain industrial sectors; and

- creation, in the first quarter of 2008, of 52 thousand new formal jobs in Paraná. In the last 12 months, employment levels increased 7% (132 thousand new jobs).

Residential consumption, which accounted for 27.8% of COPEL’s captive market, grew by 5.1% . The average consumption by residential customer was 164,1 kWh/month, a figure 2,2% higher than the one recorded in the same period of the previous year. In March 2008, 2,733,727 residential customers were supplied by COPEL (a 2.9% increase over March 2007).

Industrial consumption, which accounted for 33.1% of COPEL’s captive market, increased 8.9% compared to the first quarter of 2007. The industrial segments which recorded the most significant expansion were: vehicles, machinery and equipment, oil refinery, and alcohol production. In March 2008, 59,039 industrial customers were billed, a figure 2.5% higher than that of March 2007.

Commercial consumption, which accounted for 20.7% of COPEL’s captive market, increased 5.6% . The commercial sector has benefited from higher disposable income levels, which have spurred an increase in the number of commercial customers, such as supermarkets and malls. In March 2008, 288,031 commercial customers were billed (2.9% higher than in March 2007).

Rural consumption increased 6.7% and accounted for 8.9% of COPEL's captive market. The average consumption by rural customer increased 5.3% compared to the first quarter of 2007, reaching 427.7 kWh/month. This growth is the result of an upswing in agricultural activities. In March 2008, 334,324 rural customers were billed, a figure 1.3% higher than that of March 2007.

Power consumption billed to free customers supplied by COPEL Generation and Transmission fell 13.1% . This drop resulted from the expiration of the agreements with certain customers.

Number of customers – The number of customers billed by COPEL in March 2008 was 3.460.386, representing a growth of 2,8% over the same month last year.

Category			Customers(1)

	March 2008	March 2007	Variation
Residential	2,733,727	2,655,889	2.9%
Industrial	59,039	57,583	2.5%
Commercial	288,031	279,942	2.9%
Rural	334,324	330,086	1.3%
Other	45,250	43,947	3.0%
Total for captive customers	3,460,371	3,367,447	2.8%
Free customers - COPEL Generation and Transmission	15	18	-16.7%
Grand total	3,460,386	3,367,465	2.8%

2 Management

Workforce – COPEL’s workforce at the end of the first quarter of 2008 amounted to 8,295(1) employees assigned to the Company’s wholly-owned subsidiaries and 91(1) employees assigned to the companies controlled by COPEL Corporate Partnerships, as follows:

		Employees(1)

	March 2008	March 2007
Wholly-owned subsidiaries
COPEL Generation and Transmission	1,499	984
COPEL Transmission (a)	-	1,022
COPEL Distribution	6,434	5,886
COPEL Telecommunications	333	319
COPEL Corporate Partnerships	29	29
	8,295	8,240
Companies controlled by COPEL Corporate Partnerships
Compagas	82	78
Elejor	6	6
UEG Araucária	3	4
	91	88

(a) On December 1, 2007, all the employees of COPEL Transmission were transferred to COPELl Generation and Transmission and to COPEL Distribution.

3 Investor Relations

From January through March 2008, COPEL’s common shares (ON) (code CPLE3) and class B preferred shares (PNB) (code CPLE6) were traded on 97% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of March 2008, was approximately R$ 8,160,000.

Out of the 64 securities that make up the Ibovespa index, COPEL’s class B shares ranked 32nd, accounting for 1.05% of the portfolio, with a Beta index of 0.96. COPEL also accounts for 7.23% of the IEE (Electric Energy Index) portfolio. Out of the 32 companies that make up BOVESPA’s Corporate Sustainability Index (CSI), COPEL ranked 11th, accounting for 1.01% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 30,83 (a 4,51% variation), and class B preferred shares were traded at R$ 28,69 (a 7,05% variation).

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 16,33 at the end of the period (an 8,22% variation).

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are also traded, under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 97% of the trading sessions and had a closing price of 10,35 euros at the end of the period (a 1,24% variation).

Stock performance(1) - Jan - Mar 2008	Common (ON)		Class B Preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	318	5	45,806	763
Number of shares	3,638,800	62,738	44,115,000	735,250
Volume (in thousands of reais )	99,962	1,723	1,189,417	19,824
Trading sessions	58	97%	60	100%
Nyse
Number of shares	660,800	33,040	27,174,580	445,485
Volume (in thousands of US dollars)	10,385	519	419,784	6,882
Trading sessions	20	33%	61	100%
Latibex
Number of shares	-	-	99,826	1,721
Volume (in thousands of euros)	-	-	1,031	18
Trading sessions	-	-	58	97%

4 Rates

The average rate for sales to final customers in March 2008 reached R$ 203,04/MWh(1), representing a 1,1% drop compared with the rate effective in March 2007.

The average rate for the industrial category recorded a 2.0% variation, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out (Decree no. 4,667/2003).

Average rates for sales to final customers are shown below:

Rates to final customers (1) (a)			R$/MWh(1)

	March 2008	March 2007	Variation
Residential	252.08	257.17	-2.0%
Industrial (b)	176.41	172.98	2.0%
Commercial	220.75	225.23	-2.0%
Rural	148.74	152.65	-2.6%
Other	170.53	173.65	-1.8%

Total for sales to final customers	203.04	205.26	-1.1%

(a) Net of ICMS (VAT)
(b) Does not include free customers

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh(1)

	March 2008	March 2007	Variation
Itaipu (a)	86.92	92.90	-6.4%
Cien	-	70.85	-
Auction - CCEAR 2005-2012	63.82	61.85	3.2%
Auction - CCEAR 2006-2013	74.75	72.43	3.2%
Auction - CCEAR 2007-2014	84.37	81.64	3.3%
Auction - CCEAR 2007-2014 (A-1)	104.74	104.74	0.0%
Auction - CCEAR 2008-2015	89.84	-	-
Auction - CCEAR 2008-H30	112.42	-	-
Auction - CCEAR 2008-T15 (b)	138.86	-	-

(a) Includes Furnas' transport rate
(b) Average auction price restated according to the IPCA inflation index

Under Resolution no. 608, dated January 29, 2008, ANEEL approved new rates for bulk sales by COPEL to Companhia Força e Luz do Oeste - CFLO, with a 3.2% average increase over previous rates.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors(1)			R$/MWh

	March 2008	March 2007	Variation
Auction - CCEAR 2005-2012	63.96	61.79	3.5%
Auction - CCEAR 2006-2013	75.14	72.67	3.4%
Auction - CCEAR 2007-2014	84.06	81.13	3.6%
Auction - CCEAR 2008-2015	89.15	-	-
Utilities within Paraná	121.37	106.67	13.8%

5 Economic and Financial Performance

Revenues (Note 28)

In the first quarter of 2008, net operating revenues reached R$ 1.314.558, an amount 5,5% greater than the R$ 1.246.405 recorded in the first quarter of 2007.

This increase resulted mostly from the following factors:

(i) a 14.7% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (5.0% in the first quarter of 2008);

(ii) a 5.6% increase in revenues from sales to distributors, due to the billing, starting in January 2008, of new power sale agreements signed at the second auction of power from existing facilities;

(iii) a 16.5% increase in telecommunications revenues due to service to new customers and added services to existing ones;

(iv) a 3.3% variation in revenues from sales of gas due to increased distribution of gas to third-parties and to the rate increase passed on to customers during the first quarter; and

(v) a 66.6% increase in other operating revenues due mostly to the revenues from the lease of the Araucária Thermal Power Plant to Petrobras.

Operating Costs and Expenses (Note 30)

At the end of March 2008, operating costs and expenses amounted to R$ 968,902, representing an increase of 24.2% over the R$ 780,012 recorded in the same period of 2007. The main variations were:

A 58.5% increase in power purchased for resale due mostly to: (i) the reversal, in the first quarter of 2007, of R$ 100,862 in cancelled invoices by CIEN; and (ii) the increase in power acquired from CIEN (R$ 71,124), at auctions (R$ 42,709), and Itaipu (R$ 15,855). These variations were partially offset by the expiration of the agreement with CIEN and by the effect of PASEP/COFINS taxes on power purchased for resale, in the amount of (R$ 41,138).

The 19.1% drop in charges for the use of the transmission system, which resulted mostly from the effects of CVA and PASEP/COFINS taxes, which accounted for deductions of R$ 24,294 and R$ 14,275, respectively.

A 1.3% increase in personnel expenses – which amounted to R$ 131,701 in the first quarter of 2008 – compared to the same period last year. This increase was due basically to the 5.5% wage increase applied as of October 2007.

The 32.5% drop in materials compared to the first quarter of 2007 was due mostly to lower purchases of materials and supplies for the power system, of fuel and vehicle parts, and of computer equipment.

The 25.5% variation in third-party services was due mostly to higher expenses with power grid maintenance, mail services, and telephone services.

The variation in provisions and reversals was due basically to the provision for doubtful accounts, which, in the first quarter of 2008, was R$ 7.424, while in the first quarter of 2007 a reversal in the amount of (R$ 29,777) was recorded in connection with the renegotiation of bills with the State Government.

The 29.1% increase in other operating expenses was due mostly to the increase in the compensation for use of water resources and in the ANEEL concession charges.

Adjusted EBITDA

The adjusted EBITDA reached R$ 447,512 in March 2008, a figure 21.6% lower than the one recorded in the first quarter of 2007 (R$ 570,853), as shown below:

Calculation of EBITDA

	March 2008	March 2007
Income for the period	255,512	282,962
Deferred IRPJ and CSLL	6,475	(11,121)
Provision for IRPJ and CSLL	122,909	162,164
Equity in investees	(10,090)	(4,170)
Financial expenses (revenues), net	(34,090)	31,985
Non operating expenses (revenues), net	860	2,530
Minority interests	4,080	2,043
EBIT	345,656	466,393
Depreciation and amortization	101,856	104,460

Adjusted EBITDA	447,512	570,853

Net Income

In the first quarter of 2008, COPEL recorded net income of R$ 255,512, corresponding to R$ 0,93 per share.

(1) Information unaudited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY

STATEMENT OF ADDED VALUE

For the quarters ended on March 31, 2008 and 2007

(In thousands of reais)

		Consolidated

	2008	2007

Revenues
Sales of power, services, and other revenues	1,989,579	1,867,826
Provision for (reversal of) doubtful accounts	(9,367)	29,714
Non-operating income (losses)	(860)	(2,530)
Total	1,979,352	1,895,010

( - ) Supplies acquired from third-parties
Power purchased for resale	443,499	279,879
Charges for the use of the power grid ( - ) ESS	84,527	125,748
Materials, supplies, and services from third-parties	78,470	69,779
Natural gas and supplies for the gas business	31,791	27,508
Emergency capacity charges and PROINFA	61	68
Other	13,538	20,395
Total	651,886	523,377

( = ) GROSS ADDED VALUE	1,327,466	1,371,633

( - ) Depreciation and amortization	101,856	104,460

( = ) NET ADDED VALUE	1,225,610	1,267,173

( + ) Transferred Added Value
Financial revenues	106,603	86,736
Equity in the results of subsidiaries and investees	10,090	4,170
Total	116,693	90,906

ADDED VALUE TO DISTRIBUTE	1,342,303	1,358,079

(next page)

STATEMENT OF ADDED VALUE

For the quarters ended on March 31, 2008 and 2007

(In thousands of reais)

(continued)

			Consolidated

	2008	%	2007	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	99,753		96,293
Pension and healthcare plans	20,405		22,713
Meal assistance and education allowance	11,945		11,133
Social charges - FGTS	8,538		7,961
Labor indemnifications and severance pay	(554)		337
Transfer to construction in progress	(14,510)		(11,561)
Total	125,577	9.4	126,876	9.3

Government
ICMS (VAT)	386,960		362,812
Income tax and social contribution	129,384		151,043
Cofins tax	155,385		104,804
Social charges - INSS	26,529		25,892
Pasep tax	33,745		22,762
CPMF and IOF taxes	2,841		18,439
ISSQN	421		399
Customer charges ( - ) Em. Cap. Charges/PROINFA	98,449		130,576
System Service Charges - ESS	21,240		4,928
Other taxes	29,611		21,268
Total	884,565	65.9	842,923	62.1

Financing agents
Interest and penalties	69,672		100,282
Leases and rents	2,897		2,993
Total	72,569	5.4	103,275	7.6

Shareholders
Retained earnings	255,512		282,962
Minority interest	4,080		2,043
Total	259,592	19.3	285,005	21.0

	1,342,303		1,358,079

Added value (average) per employee	161		166
Shareholders' equity contribution rate	17.9		20.4
Wealth generation rate - %	10.7		11.8
Wealth retention rate - %	19.3		21.0

The accompanying notes are an integral part of these quarterly financial statements.

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, the tables below feature a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float (unaudited by the independent auditors):

SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)

COMPANHIA PARANAENSE DE ENERGIA - COPEL							As of 30/04/2008 (In shares)

					Class B Preferred
	Common Shares		Class A Preferred Shares		Shares		Total
Shareholder

	Amount	%		%		%	Amount	%

STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08

BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96

HEDGING-GRIFFO CV S.A.-"FUNDOS"	2,354,094	1.62	-	-	6,594,436	5.14	8,948,530	3.27

Treasury Stock	-	-	-	-	-	-	-	-

Other shareholders	19,349,613	13.34	398,342	100.00	94,335,872	73.57	114,083,827	41.69

Total	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is a 100,0% owned by the Federal Government.
HEDGING-GRIFFO CV S.A.-"FUNDOS" is an investment fund manager. None of the managed funds holds by itself an interest greater than 5% of the Company's stock.

CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDER AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-
FLOATING STOCK as of 30/04/2008

			Number of		Number of
	Number of		Class A		Class B		Total number of
Shareholder	common shares	%	Preferred	%	Preferred	%	shares	%
			Shares		Shares

Majority Shareholder	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04

Senior Management

Board of Directors	9	0.00	-	-	-	-	9	0.00

Board of Officers	102	0.00	-	-	-	-	102	0.00

Fiscal Council	-	-	-	-	-	-	-	-

Treasury Stock	-	-	-	-	-	-	-	-

Other Shareholders	21,703,596	14.96	398,342	100.00	100,930,308	78.71	123,032,246	44.96

Total	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

Free-Float	21,703,596	14.96	398,342	100.00	100,930,308	78.71	123,032,246	44.96

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
NILDO ROSSATO
ROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	OSMAR ALFREDO KOHLER
Members	BEATRIZ OLIVEIRA FORTUNATO
HERON ARZUA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Corporate Management Officer	ANTONIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact:

ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359
                         Fax: +55 (41) 3331-2849

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba - PR - 80250-080
Brasil

Tel: +55 (41) 3312-1400
Fax: +55 (41) 3312-1470
www.deloitte.com.br

AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION

To the Senior Management and Shareholders of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba - PR

1. We have reviewed the financial information contained in the Quarterly Information Report (ITR) f Companhia Paranaense de Energia – COPEL (parent company and consolidated) for the quarter ended on March 31, 2008, comprising the balance sheets, the statements of income, the statements of cash flows and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the present Quarterly Information Report so as to make such information compliant with the regulations issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of mandatory quarterly information, including CVM Instruction no. 469/08.

Deloitte Touche Tohmatsu

4. As mentioned in Note 39, on December 28, 2007 Law no. 11,638 was enacted, effective as of January 1, 2008. This law has changed, revoked and introduced new provisions in Law no. 6,404/76 (the Brazilian Corporate Law), causing changes to the accounting practices adopted in Brazil. While the new law is already in effect, the main changes introduced by it are pending regulation by the regulatory agencies before they can be fully implemented by corporations. Thus, during the transition period, CVM, under Instruction no. 469/08, has made the application of all the provisions of Law no. 11,638/07 on the preparation of Quarterly Information Reports optional. Thus, the financial information contained in the ITR for the quarter ended on March 31, 2008 have been prepared in compliance with the specific regulations by CVM and do not include the changes in accounting practices introduced under Law no. 11,638/07.

5. As mentioned in Note 2 to the Quarterly Information, after the publication of this report, COPEL decided to spontaneously re-release the Quarterly Information Report for the quarter ended on March 31, 2008, in order to include additional information due to the fact that the Company's stock is now traded on Level 1 of the Special Corporate Governance Practices portfolio of the São Paulo Stock Exchange – BOVESPA. Thus, the main changes made to the present edition of this Report are: (i) statements of cash flows have been moved from “Other Information Deemed Material by the Company” to Note 40, and (ii) tables containing the list of shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float have been included under “Other Information Deemed Material by the Company”.

Curitiba, May 13, 2008 (May 29, 2008, as for Notes 2, 40, and the "Other Information Deemed Material by the Company" section).

DELOITTE TOUCHE TOHMATSU	Independent Auditors
Iara Pasian	Accountant
CRC n.º 2 SP-011.609/O-8 F-PR	CRC n.º 1
SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.